RIALTO TRADING HOLDINGS LLC

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

_____

Dated as of April 14, 2022

RIALTO TRADING HOLDINGS LLC

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

This Third Amended and Restated Limited Liability Company Agreement (this "**Agreement**") of Rialto Trading Holdings LLC, a Delaware limited liability company (the "**Company**"), is entered into effective as of April 14, 2022 (the "**Effective Date**") by and among the Company and the Persons listed on Exhibit A attached hereto, as such Exhibit A may be amended from time to time (collectively referred to as the "**Members**" and individually as a "**Member**"). Capitalized terms used herein have the meanings as set forth in Article II hereof or elsewhere in this Agreement.

BACKGROUND

WHEREAS, the Company was formed on August 5, 2016 by the filing of Certificate of Formation of the Company (the "**Certificate**") with the Secretary of State of the State of Delaware pursuant to the relevant provision of the Act.

WHEREAS, the initial Limited Liability Company Agreement of the Company was entered into as of August 5, 2016 and amended and restated effective April 13, 2018 and May 2, 2021.

WHEREAS, the parties desire to amend and restate the Second Amended and Restated Limited Liability Company Agreement dated May 2, 2021 (the "**Prior Agreement**") in the form hereof in order to admit certain persons as Members and to set forth the manner in which the affairs of the Company will be governed and the parties' respective rights, duties, obligations, responsibilities, and understandings with respect to each other and the Company.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.
FORMATION OF THE COMPANY

Section 1.01 Formation.

The Company has been organized as a limited liability company as of the date of the filing of the Certificate under and pursuant to the Delaware Limited Liability Company Act (the "**Act**"). This Agreement is hereby adopted as the "limited liability company agreement" of the Company within the meaning of the Act, for the purpose of governing and regulating the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. The rights and obligations of the Members of the Company and the administration and termination of the Company will be governed by this Agreement, the Certificate, the Registration Rights Agreement and the Act. It is hereby acknowledged and affirmed that, during the term of the Company: (i) the rights and obligations of the Members with respect to the Company and any subject matter covered in this Agreement and/or the Registration Rights Agreement will be determined in accordance with the terms and conditions of this Agreement and/or the Registration Rights Agreement, as applicable, to the greatest extent permitted under applicable law, and (ii) where the Act provides that such rights and obligations specified in the Act apply "unless otherwise provided in a limited liability company agreement," the "limited liability company agreement may provide" for such rights and obligations, or words of similar effect, such rights and obligations will be as set forth in this Agreement and/or the Registration Rights Agreement, as applicable, and none of those statutory default provisions will apply or have any effect whatsoever. This Agreement amends, restates, and supersedes the Prior Agreement in its entirety.

Section 1.02 <u>Name</u>.

The name of the Company is "Rialto Trading Holdings LLC" and all Company business shall be conducted in that name or such other names that comply with applicable law as may be determined by the Board from time to time.

Section 1.03 <u>Registered Agent</u>.

The registered office and agent of the Company in the State of Delaware are set forth in the Certificate and may be changed by the Board from time to time.

Section 1.04 <u>Business Address</u>.

The principal place of business shall initially be located at 42 Broadway, Suite 129, New York, New York 10004. The Board may re-locate the principal place of business, in its sole discretion, and will notify the Members in writing of any such change.

Section 1.05 <u>Purpose and Character of Business</u>.

The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and any and all activities, necessary, convenient, desirable or incidental to the foregoing, and any such other activities as are contemplated by this Agreement or reasonably incidental to the foregoing.

Section 1.06 <u>Duration</u>.

The Company shall continue in perpetuity unless it is sooner dissolved in accordance with the provisions of this Agreement and the Act.

Section 1.07 <u>No State-Law Partnership</u>.

The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise.

Section 1.08 <u>Filings, Reports and Formalities</u>.

The Board shall cause the Company to make all filings and to submit all reports required to be filed or submitted under the Act with respect to the Company and shall cause the Company to make such filings or take such other actions required under the laws of any jurisdiction where the Company conducts business. Throughout the term of the Company, the Company shall comply with all requirements necessary to maintain the limited liability status of the Company and the limited liability of the Members under the laws of the State of Delaware and of each other jurisdiction in which the Company does business.

ARTICLE II.
CERTAIN DEFINITIONS

Section 2.01   Definitions.   Unless otherwise expressly provided herein, the following terms with initial capital letters have the meanings set forth below whenever used in this Agreement:

"**Act**" means the Delaware Limited Liability Company Act, as the same may be amended from time to time.

"**Affected Member**" means any Member (or his/her Assignee) who has a Triggering Event occur while owning a Membership Interest in the Company, as set forth in Section 7.06.

"**Agreement**" has the meaning set forth in the initial paragraph of this Agreement.

"**Affiliate**" means, with respect to any Person, (a) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (b) any Person owning or controlling fifty percent (50%) or more of the outstanding voting securities of such Person, and (c) any officer, director, general partner, manager or trustee of such Person. For purposes of this definition, "controlling," "controlled by," or "under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"**Assignee**" means a transferee or other holder of a Membership Interest who has not been admitted as a Member of the Company and thus has no voting rights or other benefits of membership hereunder, other than the right to share in profits and losses and distributions. References to the Company's Members herein shall be deemed to include Assignees for purposes of such rights to share in profits and losses and distributions, *mutatis mutandis*.

"**Bankruptcy**" means, with respect to any Member, a Member who: (1) makes an assignment for the benefit of creditors; (2) files a voluntary petition in bankruptcy; (3) is adjudicated as bankrupt or insolvent; (4) files a petition or answer seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation; (5) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding; or (6) seeks, consents to or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member or all or any substantial part of the Member's properties.

"**Board**" has the meaning set forth in Section 5.01(a).

"**Buy-Out Value**" means the fair market value as agreed to by the Affected Member and the Board. If the Affected Member and the Board cannot agree on the value within thirty (30) days of the date of the Event Notice, then the Affected Member and the Board will agree to retain a satisfactory qualified, independent appraiser, the expense of which will be borne by the Company, to determine the fair market value. If the Affected Member and the Board cannot agree on an appraiser within forty (40) days of the Event Notice, then the Board will select a qualified, independent appraiser and such selection shall be binding on the Affected Member. The determination of the fair market value shall be completed within sixty (60) days from the date the appraiser is engaged and shall be final and binding upon the Company and the Affected Member.

"**Capital Account**" has the meaning set forth in Section 3.03 and Exhibit C hereto.

"**Capital Contribution**" means any contribution to the capital of the Company in cash or property by a Unitholder, whenever made.

"**Capital Event**" means (a) a merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party, and the Company issues Units pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the Units of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by percentage (determined on a fully-diluted basis), of each class of equity securities of the surviving or resulting party; (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly owned subsidiaries of the Company; or (c) a dissolution of the Company pursuant to ARTICLE VIII.

"**Cash Available for Distribution**" means the gross cash proceeds from Company operations less the portion thereof used to pay or establish reserves for the Company's current and future operations, including, without limitation, all Company expenses, salaries, bonuses, taxes, debt payments, capital improvements, replacements and contingencies, plus the net cash proceeds from all sales, other dispositions and refinancings of Company property, all as determined by the Board in its sole discretion.

"**Certificate**" has the meaning set forth in the Recitals.

"**Cessation of Membership**" has the meaning set forth in Section 7.06(e).

"**Class A Member**" means each Member designated on Exhibit A attached hereto as holding Class A Units or any other Person admitted as a Class A Member of the Company in accordance with this Agreement or the Act. "**Class A Members**" refers to such Persons as a group.

"**Class A Unit**" means an equity interest in the Company that (i) represents a fractional part of the total Membership Interests in the Company and (ii) has the respective rights, benefits and obligations specified with respect to Class A Units in this Agreement.

"**Class B Member**" means each Member designated on Exhibit A attached hereto as holding Class B Units or any other Person admitted as a Class B Member of the Company in accordance with this Agreement or the Act. "**Class B Members**" refers to such Persons as a group.

"**Class B Unit**" means an equity interest in the Company that (i) represents a fractional part of the total Membership Interests in the Company and (ii) has the respective rights, benefits and obligations specified with respect to Class B Units in this Agreement.

"**Class C Member**" means each Member designated on Exhibit A attached hereto as holding Class C Units or any other Person admitted as a Class C Member of the Company in accordance with this Agreement or the Act. "**Class C Members**" refers to such Persons as a group.

"**Class C Unit**" means an equity interest in the Company that (i) represents a fractional part of the total Membership Interests in the Company and (ii) has the respective rights, benefits and obligations specified with respect to Class C Units in this Agreement.

"**Code**" means the Internal Revenue Code of 1986, as the same may be amended from time to time.

"**Company**" has the meaning set forth in the initial paragraph of this Agreement.

"**Company Election Notice**" has the meaning set forth in Section 7.02(c).

"**Company Refusal Period**" has the meaning set forth in Section 7.02(c).

"**Confidential Information**" has the meaning set forth in Section 9.01.

"**Convertible Securities**" shall mean any evidences of indebtedness, Units or other securities directly or indirectly convertible into or exchangeable for Class A Units.

"**Co-Sale Closing**" has the meaning set forth in Section 7.03(b).

"**Co-Sale Period**" has the meaning set forth in Section 7.03(a).

"**Covered Person**" has the meaning set forth in Section 5.05(a).

"**Disqualification Event**" has the meaning set forth in Section 5.02(f).

"**Disqualified Designee**" has the meaning set forth in Section 5.02(f).

"**Effective Date**" has the meaning set forth in the initial paragraph of this Agreement.

"**Entity**" means any foreign or domestic corporation, partnership, limited liability company, trust, unincorporated organization, joint venture, association or other entity, governmental body, or regulatory authority.

"**Event Notice**" has the meaning set forth in Section 7.06(b).

"**Excluded Issuances**" means (a) the sale or grant of securities issued to a banks, equipment lessors or other financial institutions or to real property lessors, pursuant to a debt financing, equipment leasing, commercial credit arrangement, real property leasing transaction or similar transaction; (b) the sale or grant of Class C Units; (c) the issuance of securities in a conversion of Convertible Securities, including, but not limited to, Class A Units issued upon conversion of the Preferred Units; (d) the issuance of securities pursuant to unit splits, unit dividends or similar transactions; (e) the issuance of securities issued to actual suppliers, strategic partners or third party service providers in connection with the provision or receipt of goods or services; (f) issuances of securities in connection with an acquisition of another company or assets; or (g) issuances of securities in connection with a strategic alliance or joint venture by the Company.

"**Exercise Notice**" has the meaning set forth in Section 7.06(b).

"**Fair Market Value**" means, except as expressly provided otherwise herein, the fair market value of the Units or other property, as shall be determined by the Board in good faith. Notwithstanding the foregoing, in the event that the Board cannot agree on any determination of Fair Market Value, the Board will retain an independent third party appraiser satisfactory to the Board, and the Fair Market Valuation as determined by such appraiser shall be final and binding on the Members.

"**Family Member**" has the meaning set forth in Section 7.01(a).

"**Family Transfer**" has the meaning set forth in Section 7.01(a).

"**Final Distribution**" has the meaning set forth in Section 8.02(b).

"**Fiscal Year**" has the meaning set forth in Section 6.02.

"**Founder**" means each of Shari Noonan, Rob Noonan and Joel Steinmetz. "**Founders**" refers to such Persons as a group.

"**Indemnifiable Damages**" has the meaning set forth in Section 5.05(b).

"**Indemnified Covered Person**" has the meaning set forth in Section 5.05(b).

"**Initial Offer**" has the meaning set forth in Section 3.08.

"**Initial Offer Period**" has the meaning set forth in Section 3.08.

"**Instrument of Adherence**" means an Instrument of Adherence substantially in the form attached hereto as Exhibit D.

"**Invention Ideas**" has the meaning set forth in Section 9.01(b).

"**Investor Warrants**" means those certain Warrants to purchase Series A-2 Preferred Units issued pursuant to the Purchase Agreement.

"**IPO**" has the meaning set forth in Section 5.07(a).

"**IPO Entity**" has the meaning set forth in Section 5.07(a).

"**IRS**" means the United States Internal Revenue Service.

"**Major Unitholder**" means the Founders and each holder of Preferred Units.

"**Member**" means each Person designated as a member of the Company on Exhibit A hereto and any other Person or Persons that after the Effective Date become a member of the Company in accordance with this Agreement, during the period in which each such Person is a member of the Company as provided pursuant to this Agreement, but does not include any Person who has ceased to be a member of the Company. "**Members**" refers to such Persons as a group. At any time that there is only one Member of the Company, the term "**Members**" when used in this Agreement refers to the one Member.

"**Membership Interest(s)**" means, as to any holder of Units, all of the interest of that Unit holder in the Company including, without limitation, such holder's (i) right to a distributive share of the profits and losses and cash flow of the Company, (ii) right to a distributive share of Company assets and (iii) right, if any, to participate in the management of the business and affairs of the Company. Membership Interests shall be divided into and represented by Units.

"**Notice of Transfer**" has the meaning set forth in Section 8.02(a).

"**Offer**" has the meaning set forth in Section 7.02.

"**Offered Price**" has the meaning set forth in Section 7.02(a).

"**Offered Units**" has the meaning set forth in Section 7.02(a).

"**Officer**" has the meaning set forth in Section 5.03(a).

"**Option Period**" has the meaning set forth in Section 7.06(b).

"**Original Issue Date**" shall mean, with respect to each Preferred Unit, the date that such Preferred Unit is issued.

"**Participating Member**" has the meaning set forth in Section 7.02(d).

"**Partnership Audit Rules**" means the provisions of Subchapter C of Chapter 63 of the Code, as revised by Section 1101 of the Bipartisan Budget Act of 2015 and appliable to partnership taxable years beginning after 2017, as such provisions may hereafter be amended and including Regulations or other guidance issued thereunder.

"**Partnership Representative**" has the meaning set forth in Section 6.05.

"**Percentage Interest**" means the fraction, expressed as a percentage, of the number of Units owned by a Member divided by the aggregate number of Units of the Company outstanding, as determined from time to time and on an as-converted basis.

"**Person**" means an individual, a custodian for any individual under any jurisdiction's Uniform Transfers to Minors Act or similar statute, a trust or a trustee on behalf of a trust, a guardianship or guardian on behalf of a guardianship, an estate, or any Entity.

"**Preferred Members**" means collectively the Series A Preferred Members, the Series A-1 Preferred Members and Series A-2 Preferred Members.

"**Preferred Units**" means collectively the Series A Preferred Units, Series A-1 Preferred Units, and Series A-2 Preferred Units.

"**Presumed Company Tax Liability**" has the meaning set forth in Section 4.04.

"**Prior Agreement**" has the meaning set forth in the Recitals.

"**Prohibited Transfers**" means Transfers to non-accredited investors, competitive or potentially competitive Persons and Persons to whom a Transfer could be detrimental to the Company, as determined by the Board in its reasonable discretion.

"**Proposed Transferee**" has the meaning set forth in Section 7.02(a).

"**Purchase Agreement**" means that certain Series A-2 Preferred Unit and Warrant Purchase Agreement dated on or about the Effective Date among the Company and certain Members.

"**Purchase Interest**" has the meaning set forth in Section 7.06(a).

"**Purchase Option**" has the meaning set forth in Section 7.06(a).

"**Purchaser Expiration Notice**" has the meaning set forth in Section 7.02(d).

"**Purchaser Notice**" has the meaning set forth in Section 7.02(d).

"**Purchaser Refusal Period**" has the meaning set forth in Section 7.02(d).

"**Qualified IPO**" has the meaning set forth in Section 3.02(g)(x).

"**Registration Rights Agreement**" means that certain Registration Rights Agreement by and among the Company and the Members party thereto dated on or about the Effective Date.

"**Regulations**" means the temporary and final regulations promulgated by the USDT pursuant to and in respect of provisions of the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"**Representative**" has the meaning set forth in Section 5.01(a).

"**Right of Co-Sale**" has the meaning set forth in Section 7.03(a).

"**Right of First Refusal**" has the meaning set forth in Section 7.02(b).

"**Sale of the Company**" means (a) any Capital Event, or (b) the acquisition by one or more Persons that are not existing Members or Affiliates thereof, in a single transaction or a series of related transactions, of at least a majority of the issued and outstanding Units of the Company, other than in connection with a bona fide financing.

"**Secretary of State**" means the office of the Secretary of State of Delaware.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and promulgations thereunder.

"**Series A Preferred Member**" means each Member designated on Exhibit A attached hereto as holding Series A Preferred Units or any other Person admitted as a Series A Preferred Member of the Company in accordance with this Agreement or the Act. "**Series A Preferred Members**" refers to such Persons as a group.

"**Series A Preferred Unit**" means an equity interest in the Company that (i) represents a fractional part of the total Membership Interests in the Company and (ii) has the respective rights, benefits and obligations specified with respect to Series A Preferred Units in this Agreement.

"**Series A-1 Preferred Member**" means each Member designated on Exhibit A attached hereto as holding Series A-1 Preferred Units or any other Person admitted as a Series A-1 Preferred Member of the Company in accordance with this Agreement or the Act. "**Series A-1 Preferred Members**" refers to such Persons as a group.

"**Series A-1 Preferred Unit**" means an equity interest in the Company that (i) represents a fractional part of the total Membership Interests in the Company and (ii) has the respective rights, benefits and obligations specified with respect to Series A-1 Preferred Units in this Agreement.

"**Series A-2 Preferred Member**" means each Member designated on Exhibit A attached hereto as holding Series A-2 Preferred Units or any other Person admitted as a Series A-2 Preferred Member of the Company in accordance with this Agreement or the Act. "**Series A-2 Preferred Members**" refers to such Persons as a group.

"**Series A-2 Preferred Unit**" means an equity interest in the Company that (i) represents a fractional part of the total Membership Interests in the Company and (ii) has the respective rights, benefits and obligations specified with respect to Series A-2 Preferred Units in this Agreement.

"**Specified Covered Person**" has the meaning set forth in Section 5.05(b).

"**Threshold Value**" means the Company's enterprise (i.e., net equity) value or any greater amount, as the case may be, as determined by the Board immediately prior to the issuance of any Class C Units. The initial Threshold Value with respect to any Class C Unit shall be an amount established by the Board in its sole discretion and set forth in the applicable incentive unit grant, or similar, agreement between the Company and the Member to whom such Class C Unit is issued. It is intended that, with respect to each Class C Unit, the Threshold Value represents an amount that is no less than the amount, as determined by the Board, that would be distributed to the Company's Members with respect to and in liquidation of all the Membership Interests if, as of the grant date of such Class C Unit, all assets of the Company were sold for Fair Market Value and the transaction proceeds were distributed in accordance with Section 8.02(b) (including satisfaction of all Company debts and liabilities before distribution to the Members). The Board shall have the authority to establish any Threshold Value, and its determination of the Threshold Value, after consultation with the Company's professional tax or accounting advisors, shall be final, binding and conclusive on the holders of Class C Units. Any such Threshold Value may be subsequently adjusted, in a manner determined by the Board in its reasonable discretion exercised in good faith, after consultation with the Company's professional tax or accounting advisors, to take into account subsequent Capital Contributions to the Company or amounts paid by the Company in redemption or repurchase of all or a portion of any Units or otherwise to ensure that each of the Class C Units qualify upon issuance as a "profits interest" within the meaning of IRS Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by IRS Revenue Procedure 2001-43, 2001-2 C.B. 191 "**Transfer**" has the meaning set forth in Section 7.01(a).

"**Transferring Member**" has the meaning set forth in Section 7.02.

"**Triggering Event**" has the meaning set forth in Section 7.06(a).

"**Unit**" means each of the Class A Units, Class B Units, Class C Units and Preferred Units, which collectively constitute all of the Membership Interests in the Company. Each individual Unit constitutes a fractional part of the Interest of each Unit holder in the Company representing the relative interest, rights and obligations a Unit holder has with respect to certain economic rights, voting, and other items pertaining to the Company as set forth in this Agreement. Unless otherwise provided herein, references in this Agreement to "Units" of a Unit holder include all or the portion of such holder's Membership Interest that is represented by or attributable to, or otherwise relates to, such Units. Whole, as well as fractional, numbers of Units may be issued by the Company and/or owned by Unit holders. Each Unit holder's numbers of Units of each class are set forth in Exhibit A attached hereto, as such Exhibit A may be amended from time to time to reflect changes in the holders, numbers and classes of Units in accordance with the terms of this Agreement.

"**USDT**" means the United States Department of the Treasury.

"**Voting Group**" has the meaning set forth in Section 3.01(c).

"**Waived Units**" has the meaning set forth in Section 7.02(d).

Section 2.01   Successor Statutes and Agencies; Global Terms. Any reference contained in this Agreement to specific statutory or regulatory provisions or to specific governmental agencies or Entities shall include any successor statute or regulation, or agency or Entity, as the case may be. Unless otherwise specified, the references to "Section" and "Article" in this Agreement are to the Sections and Articles of this Agreement. When used in this Agreement, words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context clearly requires otherwise. The use of the words "include" or "including" in this Agreement are by way of example rather than by limitation.

ARTICLE III.
MEMBERS; CAPITAL ACCOUNTS; CAPITAL CONTRIBUTIONS; UNITS

Section 3.01 Members.

(a)   The numbers and classes of Units, and Capital Contribution (including the agreed value of such Capital Contribution, in the case of any non-cash contributions), of each Member will be set forth on the Company's capitalization table attached hereto as Exhibit A, which shall be maintained and updated by the Board at the Company offices from time to time as the Board may reasonably deem necessary, to accurately reflect the information to be contained therein. Any modification or revision to Exhibit A shall not be deemed an amendment to this Agreement (and shall not require the consent of the Members). Notwithstanding the foregoing, the Company may withhold Exhibit A from the Members in its sole discretion, and in lieu thereof, upon the written request of a Member, provide to such Member summary information regarding the numbers and classes of Units then outstanding, and the then current Capital Contributions.

(b)   Meetings of Members.

(i)   Meetings. Meetings of Members shall be held at the request of the Board, but only after the Board has given written notice to each Member of such meeting at least 48 hours in advance thereof, specifying the hour, date, location and purpose of the meeting.

(ii)   Duly Convened Meetings.

A.   If either the Act or this Agreement requires separate voting by two or more Voting Groups on a matter, action on that matter is taken only when voted upon by each such Voting Group separately. At all meetings of Members, any Voting Group entitled to vote on a matter may take action on the matter only if a quorum of that Voting Group exists at the meeting, and if a quorum exists, the Voting Group may take action on the matter (with respect to such Voting Group only) notwithstanding the absence of a quorum of any other Voting Group that may be entitled to vote separately on the matter or any other matter. Unless the Act or this Agreement provides otherwise, the presence (in person or by proxy) of Units representing a majority of votes entitled to be cast on a matter by a Voting Group shall constitute a quorum of that Voting Group with regard to that matter.

B.   Once a Member is present for any purpose at a meeting, other than solely to object to holding the meeting or transacting business at the meeting, such Member shall be deemed present for quorum purposes for the remainder of the meeting and for any adjournment thereof.

C.   Once a quorum of a Voting Group is present, it shall not be broken by the subsequent withdrawal of any of those present.

D.   Any meeting of the Members may be adjourned without prior notice, from time to time, to such place and such time as shall be approved by the Board. At such adjourned meeting at which a quorum shall be present, in person or by proxy, any business may be transacted that might have been transacted at the meeting as originally called.

(c)   Voting of Members. Except as otherwise provided by the Certificate or this Agreement, all actions by the Members entitled to vote on a decision or action will require approval by the Members holding a majority of the outstanding voting Units, voting as a single class and on an as-converted basis. Each Member may attend meetings or may cast their votes by proxy. Unless otherwise required by the Act or this Agreement, all classes or series of the Company's Units or combination thereof which are entitled to vote as a class or a group with respect to any matter shall for that particular matter be considered a single voting group (a "**Voting Group**").

(d)   <u>Attendance</u>. Only Members and those individuals invited to do so by the Board shall be entitled to attend Member meetings (provided that any non-Member may be excluded from a Member meeting by the Board).

(e)   <u>Proxies</u>. A Member may vote at any meeting in person or by proxy. A Member may, in writing, appoint another Member as the Member's proxy to vote or otherwise act for such Member, and such proxy shall be entitled to act as specified in the proxy. Subject to any express limitation on the proxy's authority appearing on the face of the proxy, the Company shall accept the proxy's vote or other action as that of the Member appointing the proxy.

(f)   <u>Waiver of Notice</u>. Notice of a meeting need not be given to any Member who signs a written waiver of notice, in person or by proxy, either before or after the meeting, and such waiver shall be deemed the equivalent of giving proper notice. Neither the business transacted nor the purpose of the meeting need be specified in the waiver. Notwithstanding the foregoing, the attendance of a Member at a meeting, either in person or by proxy, shall of itself constitute waiver of notice of the meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a Member attends a meeting solely for the express purpose of stating, and at the beginning of the meeting (or upon arrival at the meeting) so states, any such objection or objections to the transaction of business.

(g)   <u>Action Without a Meeting</u>. Notwithstanding the foregoing provisions of this <u>Section 3.01</u>, any action required or permitted to be taken by the Members at a meeting may be taken without a meeting if such action is in writing and is approved and signed by such number of Members required to approve such matter as provided in this Agreement. Prompt notice of any action taken by less than unanimous written consent shall be given to those Members entitled to vote or consent who have not consented in writing.

(h)   <u>Telephonic Meetings of Members</u>. Any action required or permitted to be taken at a meeting of the Members may be taken at a meeting held by means of conference telephone or communications equipment by which all Members participating in the meeting may simultaneously hear each other during the meeting. A Member participating in a meeting by this means is deemed to be present in person at the meeting.

(i)   <u>Minutes and Other Records</u>. The Board will keep minutes of any meetings of the Members. Such minutes, together with copies of written consents and notices and other instruments under this Agreement, will be maintained in the Company's records.

Section 3.02 <u>Units</u>.

(a)   <u>Capitalization and Voting Rights</u>. The Membership Interests of the Company shall be divided into four classes of Units: Class A Units, Class B Units, Class C Units and Preferred Units. Except as otherwise explicitly provided in this Agreement or the Registration Rights Agreement, the Class B Units will be the only voting Units with each such Unit having one (1) vote per Unit. The Class B Units shall possess only rights for voting and management of the Company and shall not possess or entitle the holder to any economic rights for participating in distributions or allocations of income and loss from the

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Company. Except as otherwise provided by law or in this Agreement, all other Units shall be nonvoting Units and the Members holding such Units shall not have the right to vote any such Units on any issues presented to the Members of the Company.

(b)   Authorized Units. The Company is authorized to issue up to 2,647,625 Units in the aggregate, divided as follows: (i) 882,457 are designated Class A Units; (ii) 100 are designated Class B Units; (iii) 742,633 are designated Class C Units; and (iv) 1,022,435 Units are designated Preferred Units, of which (A) 74,567 are designated Series A Preferred Units, (B) 155,494 are designated Series A-1 Preferred Units, and (C) 792,374 are designated Series A-2 Preferred Units. The rights, preferences, privileges, restrictions and other matters relating to the Units shall be as provided for under the Certificate, this Agreement, the Registration Rights Agreement and the Act. Unissued Units shall have no rights. Unless otherwise expressly provided in this Agreement, the Units shall be entitled to the same rights, preferences, privileges and restrictions.

(c)   Class C Units. From time to time, the Board may, in its sole discretion and by resolution (and not an amendment to this Agreement) set aside and designate additional Units, as Class C Units to be granted as compensatory equity interests to employees, consultants, advisors and other individuals at such time and in such amounts as the Board determines. The Board may from time to time establish such vesting, repurchase, and other criteria for any newly issued Class C Units as the Board in its discretion determines. These Class C Units, when issued, grant the recipient an interest in Company income, gain, loss, deductions and distributions, but do not grant the recipient a proportional initial Capital Account, unless the recipient makes a Capital Contribution, which shall not be required for grant of Class C Units. Upon grant, grantees of Class C Units shall become Class C Members of the Company by executing an Instrument of Adherence and satisfying any other applicable requirements in Section 3.02(d) below.

(d)   Profits Interest Safe Harbor.

(i)   Class C Units are intended to qualify as "profits interests" and the Board is authorized to amend this Agreement, without the consent of the other Members, to comply with any Regulations or other provisions or safe harbor finalized by the IRS relating to the tax treatment of a transfer of a Membership Interest in the Company for services. For example, this Section 3.02(d) shall apply to any safe harbor finalized by IRS notice or Regulations as successor to the proposed safe harbor described in IRS Notice 2005-43, 2005-1 C.B. 1221. In the event any such safe harbor is finalized and elected by the Company, all Members agree to comply with all the requirements of such safe harbor and any amendments to this Agreement that the Board effects pursuant to this Section 3.02(d).

(ii)   In accordance with IRS Revenue Procedure 2001-43, 2001-2 CB 191, the Company shall treat each Class C Member to whom Class C Units are issued as the owner of his, her, or its Class C Units from the date such Class C Units are granted, and shall file its IRS Forms 1065, and issue appropriate Schedules K-1 (Form 1065), to each Class C Member, allocating to such Class C Member his, her, or its distributive share of all items of income, gain, loss, deduction and credit associated with such Class C Units (including any unvested Class C Units as if they were vested Class C Units). Each Class C Member agrees to take into account such distributive share in computing such Member's United States federal (and other applicable) income tax liability for the entire period during which he, she, or it holds such Class C Units.

(iii)   As a condition to each Class C Member's receipt of Class C Units and admission as a Member, each Class C Member who receives any unvested Class C (whether issued on or after the date hereof) agrees to, and shall, make and file a timely and proper election under Code Section 83(b) with respect to all such unvested Class C Units within thirty (30) days of grant of any unvested Class C Unit.

(e)   Preferred Units.   Each Series A Preferred Unit either has been or shall be issued for a deemed Capital Contribution of $14.2282 per Unit (the "**Series A Preferred Original Issue Price**").   Each Series A-1 Preferred Unit either has been or shall be issued for a deemed Capital Contribution of $12.8054 per Unit (the "**Series A-1 Preferred Original Issue Price**").   Each Series A-2 Preferred Unit either has been or shall be issued for a deemed Capital Contribution of $18.2994 per Unit (the "**Series A-2 Preferred Original Issue Price**").   Each of the Series A Preferred Original Issue Price, Series A-1 Preferred Original Issue Price and Series A-2 Preferred Original Issue Price is referred to herein as an "**Original Issue Price**."

(f)   Certificates.   Each Member's Units in the Company shall be evidenced by certificates or other evidence of issuance registered in the Company's books. Certificates representing Units signed by any Officer of the Company will be issued to a Member upon such Member's request. Such certificates or evidences of issuances, in addition to any legend required by appropriate blue sky officials, shall bear the following legends:

THE INTERESTS IN RIALTO TRADING HOLDINGS, LLC (THE "**COMPANY**") ARE SECURITIES WITHIN THE MEANING OF 6 DEL. C. § 8-101 ET SEQ.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE SECURITIES ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, OR OTHER EVIDENCE, SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES ARE SUBJECT TO THE TERMS OF A LIMITED LIABILITY COMPANY AGREEMENT, AS AMENDED AND/OR RESTATED FROM TIME TO TIME. COPIES OF THE LIMITED LIABILITY COMPANY AGREEMENT MAY BE OBTAINED BY WRITTEN REQUEST OF ANY MEMBER TO THE SECRETARY OF THE COMPANY.

THE SECURITIES EVIDENCED HEREBY ARE SUBJECT TO A REGISTRATION RIGHTS AGREEMENT, AS AMENDED AND/OR RESTATED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST OF ANY MEMBER TO THE SECRETARY OF THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SECURITIES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID REGISTRATION RIGHTS AGREEMENT.

(g)   Preferred Unit Conversion.   The Preferred Members shall have conversion rights as follows (the "**Conversion Rights**"):

(i)   Right to Convert.

A.   Each Preferred Unit shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable Class A Units as is determined by dividing the Original Issue Price for such Preferred Unit by the Conversion Price for the Preferred Unit in effect at the time of conversion. The "**Conversion Price**" for the Preferred Units shall initially mean the Original Issue Price. The Conversion Price, and the rate at which Preferred Units may be converted into Class A Units, shall be subject to adjustment as provided below.

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B.   In the event of a liquidation, dissolution or winding up of the Company or a Capital Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the Members.

(ii)   No fractional Class A Units shall be issued upon conversion of the Preferred Units. In lieu of any fractional Class A Units to which the Preferred Member would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the Fair Market Value of a Class A Unit.

(iii)   Mechanics of Conversion.

A.   In order for a Preferred Member to voluntarily convert Preferred Units into Class A Units, such Member shall provide written notice ("**Notice of Conversion**") of such election to convert all or any number of its Preferred Units and shall surrender the Unit certificates, if any, for such Preferred Units to be converted. The Notice of Conversion shall be accompanied by a written instrument of transfer, in form reasonably satisfactory to the Board, duly executed by the Preferred Member. The close of business on the date of receipt by the Company of the Notice of Conversion shall be the time of conversion (the "**Conversion Time**"). The Company shall, as soon as practicable after the Conversion Time, (a) recompute each Member's Percentage Interest in the Company after such conversion and shall update Exhibit A to reflect such conversion and, if applicable, issue and deliver to such Preferred Member a Unit certificate (if applicable) for the number of Class A Units issuable upon such conversion in accordance with the provisions hereof, and (b) pay in cash such amount as provided in Section 3.02(g)(ii) in lieu of any fraction of a Class A Unit otherwise issuable upon such conversion.

B.   The Company shall at all times while any Preferred Units shall be outstanding, reserve and keep available out of its authorized but unissued Class A Units, for the purpose of effecting the conversion of the Preferred Units, such number of its duly authorized Class A Units as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Units; and if at any time the number of authorized but unissued Class A Units shall not be sufficient to effect the conversion of all then-outstanding Preferred Units, the Company shall take such action as may be necessary to increase its authorized but unissued Class A Units to such number as shall be sufficient for such purposes.

C.   All Preferred Units that shall have been converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such Preferred Units shall immediately cease and terminate at the Conversion Time.

(iv)   If the Company shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Class A Units, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of Class A Units issuable on conversion thereof shall be increased in proportion to such increase in the aggregate number of Class A Units outstanding. If the Company shall at any time or from time to time after the Original Issue Date combine the outstanding Class A Units, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of Class A Units issuable on conversion of the Preferred Units shall be decreased in proportion to such decrease in the aggregate number of Class A Units outstanding. Any adjustment under this Section 3.02(g)(iv) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(v)   In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A

Units entitled to receive, a distribution payable on the Class A Units in additional Class A Units, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction: (A) the numerator of which shall be the total number of Class A Units issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (B) the denominator of which shall be the total number of Class A Units issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Class A Units issuable in payment of such distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such distribution is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.02(g)(v) as of the time of actual payment of such distributions; and (ii) no such adjustment shall be made if the Preferred Members simultaneously receive a distribution of Class A Units in a number equal to the number of Class A Units that they would have received if all outstanding Preferred Units had been converted into Class A Units on the date of such event.

(vi)   In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Units entitled to receive, a distribution payable in securities of the Company (other than a distribution of Class A Units in respect of outstanding Class A Units), then and in each such event the Preferred Members shall receive, simultaneously with the distribution to the Common Members, a distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding Preferred Units had been converted into Class A Units on the date of such event.

(vii)   If at any time or from time to time after the Original Issue Date the Class A Units issuable upon the conversion of the Preferred Units is changed into the same or a different number of Units of any class or classes of Units, whether by recapitalization, reclassification, or otherwise (other than by a split or combination, dividend, distribution, merger or consolidation covered by Section 3.02(g)(iv), (v), (vi) or (viii) or by a Capital Event), then in any such event each Preferred Member shall have the right thereafter to convert the Preferred Units into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of Class A Units into which the Preferred Units could have been converted immediately prior to such recapitalization, reclassification or change.

(viii)   If there shall occur any consolidation or merger involving the Company that is not a Capital Event in which the Class A Units (but not the Preferred Units) are converted into or exchanged for securities, cash, or other property (other than a transaction covered by Section 3.02(g)(iv), (v), (vi) or (vii)), then, following any such consolidation or merger, provision shall be made that each Preferred Unit shall thereafter be convertible, in lieu of the Class A Units into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of Class A Units issuable upon conversion of a Preferred Unit immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3.02(g) with respect to the rights and interests thereafter of the holders of the Preferred Units, to the end that the provisions set forth in this Section 3.02(f) (including provisions with respect to changes in and other adjustments of the Conversion Price of the Preferred Units) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Units.

(ix)   Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3.02(g), the Company at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Preferred Member a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Units are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any Preferred Member (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such Member a certificate setting forth (a) the Conversion Price of the Preferred Units then in effect and (b) the number of Class A Units and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Preferred Units.

(x)   Upon either (a) the closing of the sale of securities to the public in a firm-commitment underwritten public offering resulting in gross proceeds to the Company ("**Qualified IPO**"), or (b) as specified by written consent of the Preferred Members holding a majority of the Preferred Units voting as a single class on an as-converted basis (the time of such closing or the date and time of such written consent is referred to herein as the "**Mandatory Conversion Time**"), all outstanding Preferred Units shall automatically be converted into Class A Units, at the applicable ratio described in Section 3.02(g)(i) as the same may be adjusted from time to time in accordance with Section 3.02(g).

(xi)   The Preferred Members shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all Preferred Units. Unless otherwise provided herein, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each Preferred Member shall surrender all Unit certificates, if any, for such Preferred Units to be converted along with a written instrument of transfer, in form reasonably satisfactory to the Board, duly executed by the Preferred Member. All rights with respect to the Preferred Units converted, including the rights, if any, to receive notices (other than as a holder of Class A Units), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender Units certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their Unit certificates therefor, to receive the items provided for in the next sentence. The Company shall, as soon as practicable after the Mandatory Conversion Time, (a) recompute each Member's Percentage Interest in the Company after such conversion and shall update Exhibit A to reflect such conversion and, if applicable, issue and deliver to the Preferred Members a Unit certificate for the number of Class A Units issuable upon such conversion in accordance with the provisions hereof, and (b) pay in cash such amount as provided in Section 3.02(g)(ii) in lieu of any fraction of a Class A Unit otherwise issuable upon such conversion.

(xii)   Upon the issuance of any Units pursuant to this Section 3.02(g), the Board shall make any adjustments to the Capital Accounts of the Members as determined by the Board in its sole discretion to comply with Section 704(b) of the Code and the Regulations promulgated thereunder.

(h)   A single Person may hold more than one class or series of Units and when referred to in its capacity as the holder of a specific class or series (or subseries) of Units such Person shall be treated as a separate Member with respect to the applicable class or series (or subseries) of Units, as applicable.

(i)   No Interest. No interest shall be paid on any Capital Contributions or Capital Account balance of any Member.

(j)   No Deficit Make-Up. No Member shall be obligated to the Company or to any other Member solely because of a deficit balance in such Member's Capital Account.

(k)   Withdrawal and Return of Capital. Except as otherwise expressly provided herein, no Member shall have the right to withdraw capital from the Company or to receive any distribution of or return on such Member's Capital Contributions.

Section 3.03 Capital Accounts.

The Company shall establish and maintain a separate capital account ("**Capital Account**") for each Member in accordance with Exhibit A attached hereto.

Section 3.04 Initial Capital Contributions.

Initial Capital Contributions of Members shall be made in cash and/or property, as may be permitted by the Board.

Section 3.05 Additional Capital Contribution.

Except as provided herein, no Member shall be obligated to make any contribution of capital or assets to the Company other than its initial Capital Contribution, if any. If additional Capital Contributions are deemed necessary by the Board, the Board may, in its sole discretion, decide to permit Members to contribute the additional capital, permit Members to lend the Company the additional funds, or cause the Company to sell additional equity in the Company or borrow funds.

Section 3.06 Admission of Additional Members; Creation of Additional Interests.

Subject to Section 10.03, the Board shall have the right, in its sole discretion, to admit additional Members to the Company and to cause the Company to issue additional Units or to create new classes or series of interests for the newly-admitted Members that may be superior, equal or subordinated to the interests held by the existing Members. In connection with any such admission, this Agreement shall be amended as necessary by the Board to reflect each such new class or series of interests.

Section 3.07 Provisions Related to Capital Accounts.

Except as otherwise expressly provided in this Agreement: (a) neither the Company nor the Board guarantees any Member a return of its capital contribution or any interest thereon, (b) no Member shall be entitled to withdraw or receive any part of its Capital Account or receive any distribution with respect to its Units at any time, (c) no Member shall have any power or right to demand or receive any property or cash at any time from the Company and (d) no Member shall have any priority over any other Member as to the return of its capital contribution(s).

Section 3.08 Preemptive Rights.

The Company shall, prior to the sale of any equity securities, other than as one or more of the Excluded Issuances, offer to each Major Unitholder by written notice (the "**Initial Offer**") the right, for a period of fifteen (15) days (the "**Initial Offer Period**"), to purchase at an amount equal to the price for which such securities are to be issued, any or all of that number of such securities as shall be equal to the aggregate offered securities multiplied by a fraction, the numerator of which is the number of Units then owned by such Major Unitholder and the denominator of which is the aggregate number of Units then outstanding determined on a fully-diluted basis. The Initial Offer shall describe the securities proposed to be issued by the Company and shall specify the number, price and payment terms. Each Major Unitholder may accept the Initial Offer as to the full number of securities available to it or any lesser number, by written notice thereof given by it to the Company prior to the expiration of the Initial Offer Period, in which event the Company shall sell and each such Major Unitholder shall purchase, upon the specified terms, that number of securities agreed to be purchased by the Major Unitholder, at such time that the Company sells the securities described in the Initial Offer to a third party. The Company shall be free at any time prior to one hundred and twenty (120) days after the date of the Initial Offer, to sell to any third party the remainder of such securities at a price and on payment terms no less favorable to the Company than those specified in the Initial Offer. However, if such third-party sale is not consummated within such one hundred and twenty (120) day period, the Company shall not sell such securities as shall not have been purchased within such period without again complying with this Section 3.08 The preemptive rights granted pursuant to this Section 3.08 shall not apply to and shall terminate and be of no further force and effect upon a Sale of the Company or an IPO.

Section 3.09 <u>Liability of Members; Ability to Bind the Company</u>.

(a) No Member shall be personally liable for the debts, obligations or liabilities of the Company solely by reason of being a Member of the Company. Notwithstanding any provision herein to the contrary, in no event shall the liability of any Member for the debts, obligations or liabilities of the Company exceed such Member's Capital Contribution plus any amount as provided in Section 6.05 with respect to any LLC Tax Costs from a tax audit of the Company.

(b) A Member's interest in the Company shall be personal property for all purposes. All property owned by the Company shall be deemed to be owned by the Company as an entity, and no Member shall be deemed to own any such property or any portion thereof.

(c) Unless otherwise provided herein, no Member shall have the right to act for or on behalf of or otherwise bind the Company.


ARTICLE IV.
ALLOCATIONS OF PROFIT AND LOSS; SPECIAL ALLOCATIONS,
DISTRIBUTIONS; TAX ALLOCATIONS


Section 4.01 <u>Allocation of Profits and Losses</u>.

After giving effect to the special allocations set forth in Section 3 of <u>Exhibit C</u>, attached hereto, Profits and Losses (as defined in <u>Exhibit C</u>) for any Fiscal Year (or portion thereof) shall be allocated to the Members *pro rata* in a manner such that the Capital Account of each Member is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made pursuant to <u>Section 8.02</u> if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Values (as defined in <u>Exhibit C</u> hereto), all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability or Member Nonrecourse Debt, as each term is defined in <u>Exhibit C</u> hereto, to the Gross Asset Value of the assets securing such liability) and the net assets of the Company were distributed in accordance with <u>Section 8.02</u> to the Members immediately after making such allocation, minus (ii) such Member's share of Company Minimum Gain (as defined in <u>Exhibit C</u> hereto) and Member Nonrecourse Debt Minimum Gain (as defined in <u>Exhibit C</u> hereto), computed immediately prior to the hypothetical sale of assets. For purposes of allocating Profits and Losses, and all other items of income, gain, deduction and loss, pursuant to this <u>Section 4.01</u> (and <u>Section 3</u> of <u>Exhibit C</u> hereto, to the extent applicable), all outstanding Class C Units shall be treated as vested Class C Units, including, for the avoidance of doubt, for purposes of determining the amount that would be distributed to the holders of the Class C Units. Notwithstanding the foregoing, the Board may make such allocations as it deems reasonably necessary to give economic effect to the provisions of this Agreement, taking into account such facts and circumstances as it deems necessary for this purpose.

Section 4.02 <u>Distributions of Cash to the Members (other than on a liquidation of the Company)</u>.

(a) Cash Available for Distribution, as well as any other property determined by the Board to be available for distribution, will be distributed by the Company to the Members at such times and in such amounts as the Board determines, as follows:

(i) First, to each Class A Member and each Preferred Member, in proportion to and to the extent of the excess, if any, of (A) such Member's aggregate Capital Contributions to the Company, over (B) aggregate distributions to such Member under this <u>Section 4.02(a)(i)</u> for all prior periods; and

(ii) Thereafter, the remainder, if any, to the Members in accordance with their Percentage Interests, but after taking into account the remaining provisions of this <u>Section 4.02(a)</u> regarding Class C Units.

Notwithstanding the foregoing provisions of this <u>Section 4.02(a)</u>, no distribution shall be made in respect of a Class C Unit pursuant to <u>Section 4.02(a)(ii)</u> until such time as the aggregate amount of distributions made (or deemed made) by the Company under <u>Section 4.02(a)</u> (including by virtue of <u>Section 4.04</u>) with respect to other Units since the date the Class C Unit was issued equals to the Threshold Value (as adjusted, where appropriate under the definition thereof, since the date of issuance) attributable to each such Class C Unit. For the avoidance of doubt, no holder of any Class C Unit will later have the right to receive any amount foregone pursuant to the preceding sentence. Furthermore, the Board shall adjust the amount of distributions under this <u>Section 4.02(a)</u> with respect to Class C Units if and to the extent the Board determines, in its sole discretion after consultation with the Company's professional tax or accounting advisors, that such adjustments are necessary and appropriate so that (x) Class C Members do not participate in the value of the Company in respect of Class C Units granted to such Class C Members prior to the date such Class C Units were granted and (y) the Class C Units are treated as "profits interests" under U.S. federal income tax law.

(b) <u>Right of Set-Off</u>. The Board will have the right to cause the Company to apply all or any portion of any amount of a distribution otherwise distributable to a Member against any advances or other sums then due and owing to the Company from or on behalf of such Member pursuant to Section 6.05 hereof. The portion of any such distribution so applied as a set-off against amounts due and owing will, even though not physically distributed to the Member, be treated as a distribution with respect to the Member's Units for purposes of this Agreement, including, but not limited to, the determination of the Member's Capital Account balance and the amount of future allocations and distributions to which the Member is entitled. In addition, to the extent the amount applied is being set off for payment of an unpaid Capital Contribution, the amount will be treated as a Capital Contribution by the Member as of the date of the distribution so applied.

Section 4.03 <u>Liquidating Distributions</u>. Liquidating distributions shall be made in accordance with <u>Section 8.02(b)(iii)</u>.

Section 4.04 <u>Tax Distributions</u>.

As soon as conveniently possible after the end of each calendar year of the Company, and after all Cash Available for Distribution has been distributed to the Members under <u>Section 4.02</u> for the Fiscal Year (but in no event sooner than the time the Company's tax preparer has determined the income, gains, deductions, losses and credits of the Company with reasonable accuracy), Cash Available for Distribution shall be distributed to each Member in proportion to and to the extent of the excess, if any, of (a) such Member's Presumed Company Tax Liabilities (as defined below) for the current Fiscal Year over (b) distributions to such Member under <u>Section 4.02</u> and this <u>Section 4.04</u> for that Fiscal Year.

Notwithstanding anything to the contrary contained herein, no distribution shall be made to the Members in respect of the Members' Presumed Company Tax Liabilities in respect of the liquidation of the Company. Furthermore, the Company shall not be obligated to make distributions in excess of Cash Available for Distribution in any Fiscal Year and shall have no accruing obligation for any Presumed Company Tax Liabilities for which distributions are not made under this Section 4.04 for any prior fiscal periods. "**Presumed Company Tax Liability**" shall, as to each Fiscal Year, be deemed to be equal to the net of (i) the product of (A) the excess, if any, of the cumulative amount of the items of Company income and gain reported or reportable on the Member's Schedules K-1 (IRS Form 1065) with respect to the Company over the sum of the Company items of deduction and loss reported or reportable on such Member's Schedules K-1 with respect to the Company, times (B) the Assumed Tax Rate; less (ii) all previous years' Presumed Company Tax Liabilities. "**Assumed Tax Rate**" means, for any Fiscal Year, 40% or such other maximum overall U.S. federal, state, and local income tax rate that is applicable to an individual or corporation resident in New York, New York, in respect of Company income recognized during such Fiscal Year as determined by the Board in its reasonable discretion exercised in good faith and consultation with the Company's tax advisors, taking into account, in the Board's reasonable discretion exercised in good faith, the character of the income (e.g., ordinary or capital) recognized by the Company during such year and the deductibility, if any, of any state or local tax in computing any state or federal tax liability. A Member's Presumed Company Tax Liability shall be reduced, dollar for dollar, for any tax credits allocable to such Member from the Company. Any distributions under this Section 4.04 shall be treated as an advance of distributions under Section 4.02 and Section 8.02.

Section 4.05 Withholding.

All amounts withheld by the Company pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to a Member shall be treated as amounts distributed to such Member pursuant to Section 4.02 or Section 8.02, as applicable, and shall be treated as a payment of, and reduce any amount otherwise distributable as, tax distributions under Section 4.04 for or with respect to such period.

ARTICLE V.
MANAGEMENT OF THE COMPANY

Section 5.01 Board of Representatives.

(a)   Control Vested in Board. The management and control of the business and affairs of the Company will be vested in its Board of Representatives (the "**Board**") or by such executive or other committees as the Board may establish pursuant to this Agreement, except only for those acts and things as to which approval by the Members is expressly required by the Certificate, this Agreement, the Registration Rights Agreement, the Act, or other applicable law. Each member of the Board is referred to herein as a "**Representative**." For purposes of this Agreement and except as otherwise provided herein, the Board shall have the powers of a manager as provided in Section 18-402 of the Act. The provisions set forth in this Article 4 expressly override the contrary provisions of Sections 18-101(10), 401 and 402 of the Act as to appointment and removal of managers, the notice and other meeting requirements and the voting requirements of Section 18-404 of the Act. Except as may be otherwise expressly provided in this Agreement, no Member (in its capacity as such) has any power or authority to bind or otherwise act on behalf of the Company, either directly or through the Company's Officers, employees, agents and other delegees. The powers and authority described herein shall reside collectively in all of the Board and not in any single Representative acting alone.

(b)   Meetings of the Board.

(i)   Time and Location.

A.   Unless otherwise agreed by the Board, regular meetings of Board shall be held at least once in each calendar quarter at the offices of the Company, telephonically, or both, or at such other location in or out of the State of Delaware as the Board may from time-to-time determine.

B.   Special meetings of the Board may be called at any time by either the Chief Executive Officer of the Company or by a majority of the Representatives. The notice of a special meeting will state the day, time, place and purpose of such meeting. Subject to Section 5.01(b)(iii)(B), at any special meeting of the Board, only that business that was described in the notice of such meeting may be transacted at such meeting. Any special meeting of the Board may be held in or out of the State of Delaware at such place as may be determined by the person or persons calling the meeting.

(ii)   Notice. Each notice of a meeting of the Board will be given two (2) business days in advance in writing and given in accordance with Section 10.02. In the case of notices given pursuant to this Section, such notice will be given to last known business address or electronic email address of the recipient.

(iii)   Waiver of Notice. Notice of a meeting may be waived in writing signed by the Representative waiving notice and delivered to the Company for inclusion with the minutes of the proceedings of the Board for filing with the company records. Attendance of a Representative at a meeting (A) waives any objection such Representative might otherwise have had to lack of notice or defective notice of the meeting, unless the Representative at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and (B) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the Representative specifically objects to considering such matter when it is presented.

(iv)   Quorum. If there are three (3) or more Representatives, then a majority of the Representatives will constitute a quorum for the transaction of business. If there are fewer than three (3) Representatives, then all of the Representatives (including at least one (1) Preferred Representative, if any) will constitute a quorum for the transaction of business. Notwithstanding the foregoing sentence, if after the proper giving of notice of a meeting of the Board, a Preferred Representative is not present at such meeting, such meeting can be adjourned by the Representatives present at such meeting for no less than 2 business days, at which time such meeting will be reconvened and a quorum will otherwise be deemed to be present at such meeting even without a Preferred Representative. Notwithstanding the foregoing, with respect to any portion of a Board meeting relating to the discussion, negotiation and/or approval of a Sale of the Company to which a Preferred Member or its Affiliates is a party (other than in its capacity as a Preferred Member), the Preferred Representative may be excluded from such portion of a meeting upon the request of a majority of the remaining Representatives, and the Preferred Representative shall be disregarded for purposes of determining whether a quorum exists for the transaction of business with respect to such portion of a meeting.

(v)   Written Consent of Representatives. Subject to Section 5.02, any action required or permitted to be taken at a meeting of the Board may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the Representatives. The written consent must be delivered to the Company for inclusion with the minutes of the proceedings of the Board for filing with the Company's records.

(vi)   Telephonic Meetings of Board. Any action required or permitted to be taken at a meeting of the Board may be taken at a meeting held by means of conference telephone or communications equipment by which all Representatives participating in the meeting may simultaneously hear each other during the meeting. A Representative participating in a meeting by this means is deemed to be present in person at the meeting.

(vii)   Minutes and Other Records. The Board will keep minutes of its meetings. Such minutes, together with copies of written consents and notices and other instruments under this Agreement, will be maintained in the Company's records.

(c)   Reliance. Each of the Members hereby expressly acknowledges and agrees: (i) that the Board is authorized to act notwithstanding any dispute or disagreement among the Representatives if such act is otherwise in accordance with this Agreement; and (ii) that any other person is entitled to rely on any and all actions taken (or not taken) by the Board or with respect to this Agreement that appear to have been taken in accordance with this Agreement without any duty of inquiry as to the genuineness of the writing or other communication and without any obligation of inquiry of any of the Representatives.

(d)   Committees. The Board may designate one or more other committees, each consisting of one or more Representatives. Unless otherwise approved by the Board, no such committee shall have the power to approve any matter, but instead, each such committee shall serve to make recommendations to and otherwise advise the Board.

(i)   Each such committee shall have and may exercise, consistent with and to the extent provided in the resolution of the Board designating such committee, all the authority of the Board, but no such committee shall have the power or authority in reference to (A) approving or adopting, or recommending to the Members, any action or matter expressly required by this Agreement to be submitted to Members for approval, or (B) amending this Agreement.

(ii)   Each member of any such committee shall hold office until her or his successor is designated, elected and qualified.

(iii)   Any vacancy in any such committee may be filled by a resolution adopted by the Board. The Board may designate one or more Representatives as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee. Any member of any such committee may be removed at any time with or without cause by resolution adopted by the Board. Any member of any such committee may resign from such committee at any time by giving written notice to the Chief Executive Officer of the Company, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(iv)   Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the holding of its meetings and the conduct of its business, subject to the following: (i) a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business; (ii) the vote of a majority of the members of the committee present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee; and (iii) in other respects each committee shall give notice of meetings, hold its meetings and conduct its business in substantially the same manner as does the Board pursuant to Section 5.01(b) (including, without limitation, the taking of action without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the members of such committee and be filed with the minutes of the proceedings of such committee). Each such committee shall keep minutes or other records of its proceedings and shall report its actions to the Board as requested and at regularly scheduled meetings of the Board.

(v)   The designation of any such committee and the delegation thereto of authority shall not operate to relieve the Board of any responsibility imposed by law.

Section 5.02 <u>Appointment and Removal of Representatives</u>.

(a)   <u>Number of Representatives</u>. The authorized number of Representatives shall be seven (7).

(b)   <u>Representatives Composition</u>. Each Member agrees to vote, or cause to be voted, all Units owned by such Member, or over which such Member has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of Members at which an election of Representatives is held or pursuant to any written consent of the Members, the following persons shall be elected to the Board:

(i)   For so long as the Series A-2 Preferred Members hold at least five percent (5%) of the issued and outstanding Units (calculated on a fully-diluted, as-converted basis), (A) prior to the purchase of at least an aggregate of 54,646 Series A-2 Preferred Units (as adjusted for unit splits, unit dividends, recapitalizations and the like) pursuant to the Investor Warrants, one (1) individual designated from time to time by the Series A-2 Preferred Members holding a majority of the issued and outstanding Series A-2 Preferred Units, initially Max Hooper, and (B) thereafter, two (2) individuals designated from time to time by the Series A-2 Preferred Members holding a majority of the issued and outstanding Series A-2 Preferred Units (any Representatives elected pursuant to this <u>Section 5.02(b)(i)</u>, the "<u>Preferred Representatives</u>"); and

(ii)   Five (5) individuals designated from time to time by the Class B Members holding a majority of the issued and outstanding Class B Units, initially Shari Noonan, Joel Steinmetz, Robert Noonan, Sarah Biller and one vacancy.

The name and consent of each initial Representative and any additional or successor Representative to serve in such capacity shall be evidenced in the form of <u>Exhibit B</u> attached hereto and made a part hereof.

In the event that the Series A-2 Preferred Members have not designated one or more Preferred Representatives that such Series A-2 Preferred Members are entitled to designate hereunder, the Company shall invite one (1) representative of the Series A-2 Preferred Members, designated by the Series A-2 Preferred Members holding a majority of the issued and outstanding Series A-2 Preferred Units, to attend all meetings of the Board in a nonvoting observer capacity, and, in this respect, shall give such observer copies of all notices, minutes, consents, and other materials that it provides to its Representatives; provided, however, that such observer shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such observer from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel, or result in disclosure of trade secrets, or a conflict of interest.

(c)   <u>Failure to Designate a Representative</u>. In the absence of any designation from the Persons or groups with the right to designate a Representative as specified above, the Representative previously designated by them and then serving shall be reelected if not otherwise ineligible to serve as provided in this Agreement.

(d)   Removal of Representative. Each Member also agrees to vote, or cause to be voted, all Units owned by such Member, or over which such Member has voting control, from time-to-time and at all times, in whatever manner as shall be necessary to ensure that:

(i)   no Representative elected pursuant to Section 5.02(b) may be removed from office unless (i) such removal is directed or approved by the Person(s) entitled under Section 5.02(b) to designate that Representative, or (ii) the Person(s) originally entitled to designate or approve such Representative or occupy such Representative's seat pursuant to Section 5.02(b) is no longer so entitled to designate or approve such Representative;

(ii)   any vacancies created by the resignation, removal or death of a Representative elected pursuant to Section 5.02(b) shall be filled in accordance with the terms thereof by the Persons entitled to elect such Representative pursuant thereto; and

(iii) upon the request of any Person(s) entitled to designate a Representative as provided in Section 5.02(b), such Representative shall be removed, either immediately or at a specified time designated by such Person(s).

(iv)   Any Representative may resign at any time by giving written notice to the Company, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(e)   No Liability for Election of Recommended Representatives. No Representative, Member, nor any Affiliate of any Member, shall have any liability as a result of designating a person for election as a Representative for any act or omission by such designated person in her or his capacity as a Representative of the Company, nor shall any Member have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

(f)   No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a Representative as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any designee to whom any Disqualification Event is applicable, except for a Disqualification Event to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**." Each Person with the right to designate or participate in the designation of a Representative as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

Section 5.03 Officers.

(a)   Officers. The Board may appoint one or more individuals to act as officers of the Company ("**Officers**") on behalf of the Board and the Company. The Officers of the Company shall consist of a Chief Executive Officer and such other Officers as may be appointed from time to time by the Board. Any two or more offices may be held by the same person. Initially, Stephanie Noonan shall serve as Chief Executive Officer.

(b)   Term. Each Officer shall serve at the pleasure of the Board until her or his death, resignation, or removal, or until her or his replacement is elected or appointed in accordance with this Section 5.03.

(c)   Compensation. Subject to Section 5.04(e), the compensation of all Officers of the Company shall be fixed by the Board. Officers may serve without compensation.

(d)   Removal. All Officers (regardless of how elected or appointed) may be removed, with or without cause, by the Board. Removal will be without prejudice to the contract rights, if any, of the person removed, but shall be effective notwithstanding any damage claim that may result from infringement of such contract rights.

(e)   Chief Executive Officer. The Chief Executive Officer shall be in general charge of the day-to-day affairs of the Company in the ordinary course of its business and shall preside at meetings of the Members or the Board. The Chief Executive Officer may perform such acts, not inconsistent with applicable law or the provisions of Agreement, as may be performed by the chief executive officer of a company and may sign and execute all authorized notes, bonds, contracts and other obligations in the name of the Company. The Chief Executive Officer shall have such other powers and perform such other duties as the Board shall designate or as may be provided by applicable law or elsewhere in this Agreement. The initial Chief Executive Officer will be Shari Noonan.

(f)   Chief Operating Officer. In the absence of the Chief Executive Officer or in the event of her or his death or inability or refusal to act, the Chief Operating Officer, unless otherwise determined by the Board, shall perform the duties of the Chief Executive Officer, and when so acting shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer. The Chief Operating Officer may sign, with the any Secretary or Assistant Secretary, any certificates of Membership Interest or Units in the Company, and shall perform such other duties as from time to time may be assigned to her or him by the Chief Executive Officer or Board. The initial Chief Operating Officer will be Joel Steinmetz.

Section 5.04 Duties.

(a)   Generally. Subject to Section 5.04(c), a Representative and each Officer, in managing the business or affairs of the Company, will discharge its duties as a Representative or as an Officer, as the case may be: (i) in a manner he believes in good faith to be in the best interests of the Company; (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; (iii) in good faith reliance on the provisions of this Agreement; (iv) without intentional misconduct or a knowing violation of law or intentional breach of this Agreement; and (v) without engaging in any transaction for which he or she receives a personal benefit in violation or breach of any provision of this Agreement.

(b)   Limitations. No Representative or Officer has any other duty to the Company or any Member except as set forth in the Section 5.04(a) above. Subject only to the Section 5.04(a) above, a Representative or Officer does not violate a duty or obligation under this Agreement or under applicable law because the Representative's or Officer's conduct furthers the interest of a Member.

(c)   Representatives Have No Exclusive Duty to the Company. The Representatives shall not be required to participate in the management of the Company as her or his sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company (even if a Person may deem such other interests to be in competition with the Company). Neither the Company nor any Member or other Person shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Representatives, the Officers or their Affiliates, or to the income or proceeds derived therefrom. The Representatives, the Officers and/or their Affiliates shall incur no liability to the Company or to any of the Members of the Company as a result of engaging in any other business or venture. The foregoing shall not limit any obligations to the extent set forth in other written signed agreements

(d)   No Duty of Members. No Member has any duty to the Company or any other Member solely by reason of acting in its capacity as a Member. Without limiting or being limited by the foregoing, a Member (i) does not violate a duty or obligation under this Agreement or under law because the Member's conduct furthers its interest and (ii) has no duty or obligation to consider any interest of or affecting the Company or any other person. The Members, in their capacity as such, shall not be obligated or authorized to manage the Company and may have other business interests and may engage in other activities in addition to those relating to the Company (even if a Person may deem such other interests to be in competition with the Company). Neither the Company nor any Member of the Company shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of any other Member or to the income or proceeds derived therefrom. No Member shall incur any liability to the Company or to any of the Members of the Company as a result of engaging in any other business or venture. The foregoing shall not limit any obligations to the extent set forth in other written signed agreements.

(e)   Transactions with Members, Representatives and Officers. Other than agreements among the Company and its subsidiaries, ordinary course expense reimbursements and other employee benefits made available in accordance with generally applicable Company policies, or as set forth in the Disclosure Schedule to the Purchase Agreement, no Member, Representative or Officer may cause the Company to enter into or amend the terms of any transaction or series of transactions between (i) the Company or any Company subsidiary and any Member or Affiliate of a Member, (ii) the Company or any Company subsidiary and any Representative or Affiliate of a Representative, or (iii) the Company or any Company subsidiary and any Officer or Affiliate of an Officer, unless the transaction or amendment has been approved by a majority of the disinterested Representatives.

Section 5.05 Exculpation and Indemnification.

(a)   Exculpation. No Representative, Officer or any Affiliate of the foregoing (each, a "**Covered Person**") will be liable to the Company or any Member for Indemnifiable Damages (as defined below) for any act or omission in its capacity as such except for a failure to discharge her or his duties as a Representative or Officer in accordance with Section 5.04. Each Covered Person shall be fully protected and justified with respect to any action or omission taken or suffered by any of them in good faith if such action or omission is taken or suffered in reliance upon and in accordance with the opinion or advice as to matters of law of legal counsel, as to matters of accounting of accountants, or as to matters of valuation of investment bankers, accounting firms, appraisers and other similar financial service providers, in each case selected by any of them with reasonable care.

(b)   Indemnification. Subject to Section 5.05(c), the Company will indemnify, defend and hold harmless each Representative, Person serving as the Chief Executive Officer (even if also serving in an additional Officer position) or any Affiliate of the foregoing (each, a "**Specified Covered Person**") and may at the option of the Board indemnify, defend and hold harmless each other Officer (together with each Specified Covered Person, each an "**Indemnified Covered Person**"), in each case, to the fullest extent permitted under the Act and applicable law against any claim, demand, loss, cost, expense (including reasonable attorneys' fees), judgment or liability incurred by or imposed upon him, her or it in connection with any action, suit or proceeding, or any settlement of the foregoing (collectively, "**Indemnifiable Damages**"), to which he, she or it may be made a party or otherwise involved or with which he, she or it may be threatened, by reason of his, her or its being, at the time the cause of action arose or thereafter, a Representative or Officer of the Company or a manager, director, officer, employee, consultant or agent (to the extent contractually required by any contract between the consultant or agent and the Company) of any other organization in which the Company has an interest or of which the Company is a creditor, which other organization he, she or it serves or has served as director, officer, partner, manager, employee, consultant or agent at the request of the Company or the Board (provided, with respect to any Indemnified Covered Person, that in such capacity such Indemnified Covered Person was performing services on behalf of the Company and its subsidiaries).

(c)   Limitation of Indemnification Obligations; Supersession. Notwithstanding anything to the contrary contained here, the indemnification obligations in Section 5.05(b) will not apply to the extent that (A) the Indemnified Covered Person (1)(a) did not act in good faith and in a manner such Indemnified Covered Person reasonably believed to be in or not opposed to the best interest of the Company, or (b) with respect to any criminal action or proceeding, had reasonable cause to believe such Indemnified Covered Person's conduct was unlawful, (2) engaged in any transaction for which such Covered Person received a personal benefit in violation or breach of any provision of this Agreement or (3) engaged in intentional misconduct or a knowing violation of law or intentionally breached this Agreement; or (B) the Indemnified Covered Person is party to a separate enforceable written indemnification agreement with the Company, in which case such separate indemnification agreement will replace and supersede Section 5.05(b) until such separate indemnification agreement is terminated or no longer enforceable or in effect.

(d)   Defense Counsel. The Company will have the right (i) to approve any counsel selected by any Indemnified Covered Person and (ii) to approve the terms of any proposed settlement, in each case such approval will not be unreasonably withheld, conditioned or delayed.

(e)   Expenses. The Company will advance to any Indemnified Covered Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defense of any such proceeding if the Indemnified Covered Person agrees in writing before any such advancement that he or she will reimburse the Company for such fees, costs and expenses to the extent that it is determined that he or she was not entitled to indemnification under this Section 5.05.

(f)   Non-Exclusive. Subject to any separate indemnification agreement between the Company and a Representative, the rights accruing to each Covered Person under this Section 5.05 will not exclude any other right to which or she he may be lawfully entitled. Subject to such agreement, the indemnification obligation of the Company to an Indemnified Covered Person with respect to any Indemnifiable Damages shall be reduced by any indemnification payments actually received by such Indemnified Covered Person from insurance or other third parties with respect to the same Indemnifiable Damages, and to the extent that an Indemnified Covered Person receives an indemnification payment from the Company under this Section 5.05 in respect of the conduct of such Indemnified Covered Person and then recovers amounts in respect of such conduct under any indemnity or insurance policies referred to in the preceding sentence, such Indemnified Covered Person shall return such recovered amounts (net of expenses incurred in connection with such recovery) to the Company up to the amount of such indemnification previously paid by the Company. If liabilities arise out of the conduct of the affairs of the Company and any other Entity for which the Indemnified Covered Person was acting in a similar capacity, the amount of the indemnification provided by the Company shall be limited to the Company's proportionate share thereof.

(g)   Subsequent Amendment. If the Act is hereafter amended to eliminate or limit the personal liability of managers or officers, then, except as may otherwise be set forth in this Agreement, the liability of a Representative or Officer shall be eliminated or limited to the fullest extent permitted by the Act, as so amended. No amendment, termination or other elimination of this Section 5.05 or of any relevant provisions of the Act or of any other applicable law shall affect or diminish in any way the rights to indemnification under this Section 5.05 with respect to any action, suit or proceeding arising out of, or relating to, any event or act or omission occurring, or fact or circumstance existing, prior to such amendment, termination or other elimination.

(h)   Continuation of Right to Indemnification. All rights to indemnification under this Section 5.05 shall continue as to a person who has ceased to be a Representative or Officer, shall inure to the benefit of the heirs, executors, administrators and the estate of such person, and shall be deemed to be a contract between the Company and each such person. This Section 5.05 shall be binding upon any successor to the Company, whether by way of merger, consolidation, liquidation, dissolution or otherwise.

(i)   Insurance. The Company may obtain indemnity insurance for the benefit of the members of its Board, with a policy amount determined by the Board in its sole discretion.

(j)   Savings Clause. If this Section 5.05 or any portion of it shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify persons specified in this Section 5.05 to the full extent permitted by any applicable portion of this Section that shall not have been invalidated and to the full extent permitted by applicable law.

Section 5.06 Out-of-Pocket Reimbursement of Expenses.

The Representatives shall be reimbursed by the Company for such Representative's reasonable out-of-pocket expenses actually incurred by him or her in attending meetings of the Board or that are related to other business of the Company, based upon reasonable supporting evidence for all expenditures for which such reimbursement is requested. The Company may reject the reimbursement of expenses for amounts greater than $1,000 that are not approved in advance. All Representatives who are not separately employed by the Company will be treated identically with regard to compensation and expense reimbursement related to their service as members of the Board.

Section 5.07 IPO Entity; Conversion.

(a)   IPO Entity. Any initial public offering ("IPO") relating to the Company or its subsidiaries may be effected at the Company level or at the level of a subsidiary of the Company (the applicable entity, including any successor entity to the Company or any subsidiary thereof, the "IPO Entity"). If the Board approves an IPO of the Company, each Member hereby consents to, and shall vote for (to the extent it has any voting right), and raise no objections against, such IPO, and each Member shall (solely in such Person's capacity as such and, if applicable, including in such Person's capacity as a Representative or by causing any Representative appointed by such Person to) take all actions (to the extent solely within its control) in connection with the consummation of such IPO as is reasonably requested by the Board including: (i) causing the Company and/or its subsidiaries to retain investment bankers and/or other advisors selected by the Board; (ii) participating in management meetings and preparing pitchbooks and confidential information memorandums; (iii) furnishing information and copies of documents; (iv) filing applications, reports, returns, filings and other documents or instruments with governmental authorities; (v) providing assistance with legal, accounting, tax, financial, benefits and other forms of due diligence; and/or (vi) otherwise fully and willingly cooperating in all reasonable respects with the Company. In the event the IPO is a Qualified IPO, then, as set forth in Section 3.02(g), (i) all outstanding Preferred Units shall automatically be converted into Class A Units (or other securities issued with respect to the Class A Units in a Conversion) and (ii) the rights and entitlements of the holders of the Series A Units set forth in this Agreement will cease to exist and this Agreement will either be amended and restated accordingly if there is not a Conversion or null and void if there is a Conversion. The holders of the Preferred Units acknowledge that in the event of a Qualified IPO, such holders shall not have the right or power to veto, vote for or against, amend, modify or delay any Conversion.

(b)   Conversion. Each Member hereby irrevocably delegates and cedes to the Board the sole authority and power to, in its sole discretion, (i) convert the Company into a corporation (by merger or otherwise) or another form of business entity at any time, in which event the terms and conditions contained herein (including the terms and conditions relating to the Units and Capital Accounts) shall be, as closely as possible, adopted by the new entity or (ii) notwithstanding anything else in this Agreement to the contrary, make an election to have the Company be treated as a corporation for federal income tax purposes and, if applicable, state income or franchise tax purposes, rather than as a partnership (each, a "**Conversion**"). Without limiting the generality of the foregoing, it is anticipated that a Conversion would occur prior to, or in connection with, an IPO. In connection with any Conversion, the Board may cause a recapitalization, reorganization, incorporation and/or exchange of the Units into securities which, to the extent possible, reflect and are consistent with the Units and Capital Accounts as in effect immediately prior to such transaction. No Member shall have the right or power to veto, vote for or against, amend, modify or delay any such Conversion; provided, however, that the Members shall have the right to review and comment on the documentation implementing any such Conversion for a reasonable period of time prior to such event. Further, each Member shall execute and deliver any documents and instruments and perform any additional acts that may be reasonably necessary, as determined by the Board, to effectuate and perform any such Conversion. Notwithstanding the foregoing, in the event that any such Conversion adversely affects in any material respect any Member in a manner which discriminates or disproportionately affects such Member vis-à-vis any or all of the other Members holding Units of the same class or series as such adversely affected Member (other than as a result of their respective disproportionate ownership of Units) and which is not otherwise contemplated or provided for by this Agreement, the Company and the Board shall not consummate such Conversion without such adversely affected Member's written consent.

ARTICLE VI.
RECORDS, FISCAL YEAR, ACCOUNTING MATTERS,
TAX MATTERS MEMBER

Section 6.01 Maintenance of Records.

The Company shall maintain, at the office of the Company or of its accountant, books, records, and accounts showing separately, in accordance with generally accepted accounting principles, all items that in any way affect the financial and tax computations called for by this Agreement and shall make the records and accounts available for inspection and copying by any Class A Member, Class B Member or Preferred Member or an authorized representative of any of the foregoing during normal business hours of the Company upon reasonable advance notice. The Class C Members shall have no right to review the Company's records and accounts at any time. The Company shall not be obligated pursuant to this Section 6.01 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

Section 6.02 Fiscal Year.

The Company's fiscal year (the "**Fiscal Year**") shall be the calendar year.

Section 6.03 Accounting.

The Company shall prepare its financial statements and tax returns in accordance with generally accepted United States financial and tax accounting principles.

Section 6.04 Income Tax Information.

The Partnership Representative (as that term is defined in Section 6.05 below) shall cause income tax returns for the Company to be prepared for the Company and filed with the appropriate authorities, cause the Company to make any elections available or required in connection therewith, and furnish to the Members within a reasonable period after the close of the taxable year of the Company, all tax information with respect to the Company as may be required by the Members for the preparation of any separate tax return which they may be required to file.

Section 6.05 Partnership Representative.

(a) The Company's "partnership representative" as defined in the Partnership Audit Rules (the "**Partnership Representative**"), will be Shari Noonan or such other individual as may be so designated by the Board. Promptly following the written request of the Partnership Representative, the Company shall, to the fullest extent permitted by law, reimburse and indemnify the Partnership Representative for all reasonable, documented, out-of-pocket expenses, including reasonable legal and accounting fees, claims, liabilities, losses, and damages incurred by the Partnership Representative (in its capacity as such) in connection with any administration or judicial proceedings (i) with respect to the tax liability of the Company and/or (ii) with respect to the tax liability of the Members in connection with the operations of the Company. The provisions of this Section 6.05 shall survive the termination of the Company or the termination of any membership herein and shall remain binding on the Members and their successors and assigns for as long a period of time as is necessary to resolve with the IRS or state, local or other income tax authority any and all matters regarding the income taxation of the Company or the Members (relating to the operations of the Company).

(b) The Partnership Representative is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each current and former Member agrees to, and shall, (i) cooperate with the Partnership Representative in the determination of the liability of the Company and each Member pursuant to this Section 6.05, including providing such information and documentation as is reasonably requested by the Partnership Representative in connection with any audit proceedings concerning the Company, and (ii) do or refrain from doing any or all things reasonably required by the Partnership Representative to conduct such proceedings.

(c) If the Company incurs any liability for taxes, interest, or penalties by reason of an IRS audit under the Partnership Audit Rules or a similar liability by reason of an audit by a state, local, or other government tax authority (the "**LLC Tax Costs**"), then, upon the determination of the Board, the Partnership Representative may require the Members (including any former Member) to whom such liability relates, as reasonably apportioned and determined in good faith by the Partnership Representative based on consultation and advice from the Company's professional tax advisors, to reimburse and pay, and each such Member (including any former Member) hereby agrees to reimburse and pay, such amount to the Company of the LLC Tax Costs as is attributable to the Membership Interest of the current or former Member for the taxable period in issue. Any such amount shall not be treated as a Capital Contribution for purposes of any provision herein that affects distributions to the Members, and shall not be treated as a Capital Contribution in any respect except for the limited purpose of crediting the holder's Capital Account therefor if and as may be required by the Regulations or other applicable federal tax authority.

(d) Any such amount not paid by a current or former Member at the time reasonably requested by the Partnership Representative shall accrue interest at the rate set by the Partnership Representative (not to exceed the maximum rate permitted by law), compounded monthly, until paid, and such current or former

Member shall also be liable to the Company for any damages resulting from a delay in making such payment beyond the date such payment is reasonably requested by the Partnership Representative, and for this purpose the fact that the Company could have paid this amount with other funds shall not be taken into account in determining such damages. Without reduction in the obligation of a current or former Member under this Section 6.05, any amount paid by the Company that is attributable to a current or former Member, as determined by the Partnership Representative in its reasonable discretion, and that is not paid by such a current or former Member as provided above in this paragraph, may be treated as a distribution, or other payment of any amount payable or to be paid, by the Company to such a current or former Member. To the fullest extent permitted by law, each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability for LLC Tax Costs allocated to such Member with respect to the Membership Interest of such Member.

Section 6.06   Basic Financial Information. The Company will furnish to each Preferred Member (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, within one hundred twenty (120) days after the end of each fiscal year, (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such quarter, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, within forty five (45) days of the end of each fiscal quarter, and (3) a comprehensive operating budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year, promptly after such budget is approved by the Board. The Company's obligation under this Section 6.06 will terminate upon the closing of an IPO.

ARTICLE VII.
TRANSFERS

Section 7.01 Restrictions on Transfer.

(a)   General. Other than Family Transfers, as defined below, which are expressly permitted, and Prohibited Transfers, which are expressly prohibited, no Member may sell, assign, transfer, give, hypothecate, pledge or otherwise encumber (each, a "**Transfer**"), directly or indirectly, or by operation of law or otherwise, any direct or indirect interest in the Company without first complying with the provisions of this Article VII and obtaining the prior written consent of the Board, which may be granted or withheld in its sole and absolute discretion. Any Transfer of any interest in the Company in contravention of this Article VII shall be null and void and shall be deemed a material breach of, and a default under, this Agreement, and the Company and other Members shall have all the rights and remedies available under this Agreement. For the purposes hereof, a "**Family Transfer**" shall mean any Transfer by a Member to a child, stepchild, grandchild, parent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships (each, a "**Family Member**"), a trust in which any such Family Members (or such Member) have more than fifty percent (50%) of the beneficial interest, a foundation or not-for-profit organization in which any such Family Members (or such Member) control the management of assets, and any other entity in which any such Family Members (or such Member) own more than fifty percent (50%) of the voting interests, provided in all instances that any consent rights provided herein remain with the transferor Member and each transferee will be an Assignee for all purposes hereunder. In the event of a Family Transfer to a Family Member who, as the result of a divorce, ceases to be a Family Member, the Transferred Units shall automatically, without notice or action, lose all voting and/or consent rights and such interest will be subject to buy-back pursuant to Section 7.06. Notwithstanding the above, Class C Units are not transferable.

(b)   Opinions of Counsel. As a condition to granting the consent described in Section 7.01(a), the Board may, but is not required to, request that the transferring Member provide an opinion of counsel, acceptable to the remaining Members, that such Transfer (i) does not require registration or other qualification under the Securities Act, (ii) does not require registration or other qualification under applicable state securities laws, (iii) does not violate any state securities or "Blue Sky" laws (including any investment suitability standards) applicable to the Company or to the interest to be transferred, (iv) does not result in the Company being treated as an association taxable as a corporation, or otherwise as an entity not taxable as a partnership for federal income tax purposes, and (v) does not result in the Company being treated as a "publicly traded partnership" as such term is defined in Code Section 7704 and the Regulations promulgated thereunder.

Section 7.02 Right of First Refusal.

In the event a Member desires to Transfer or receives a bona fide written offer that such Member intends to accept (an "**Offer**") to purchase, all or any portion of his, her or its Units, that Member (the "**Transferring Member**") shall first offer all such Units to the Company, and then to the Major Unitholders, in the manner provided in this Section 7.02.

(a)   General. Upon receipt of the Offer or upon the Transferring Member's decision to Transfer Units, the Transferring Member shall send to the Company and the Major Unitholders written notice (the "**Notice of Transfer**") describing the Units to be Transferred (the "**Offered Units**"), the name, address and relationship to the Transferring Member, if any, of each proposed purchaser or other transferee (the "**Proposed Transferee**"), and the bona fide cash price or, in reasonable detail, other consideration, per Unit for which the Transferring Member proposes to Transfer such Offered Units (the "**Offered Price**"). The Notice of Transfer shall be accompanied by a copy of the Offer, if any.

(b)   The Company's and Major Unitholders' Right of First Refusal. With respect to any Transfer by a Transferring Member under this Section 7.02, the Company and the Major Unitholders shall have the right of first refusal to purchase all or part of the Offered Units, exercisable as set forth in Section 7.02(c) and Section 7.02(d) below (the "**Right of First Refusal**").

(c)   The Company's Right of First Refusal. The Company shall have the opportunity to purchase all or any part of the Offered Units. The Company's Right of First Refusal may be exercised as follows:

(i)   If the Company desires to purchase all or any part of the Offered Units, the Company must, within fifteen (15) days (the "**Company Refusal Period**") of the date of the Notice of Transfer, give written notice (the "**Company Election Notice**") to the Transferring Member and the Major Unitholders of the Company's election to (i) purchase some or all of the Offered Units or (ii) waive its right to purchase any of the Offered Units. A failure by the Company to exercise its Right of First Refusal within the Company Refusal Period or the failure by the Company to deliver a Company Election Notice, shall be deemed a waiver of such Right of First Refusal.

(d)   Exercise of the Major Unitholders' Right of First Refusal. In the event the Company does not purchase all of the Offered Units, each Major Unitholder shall have the opportunity to purchase its pro rata share of the remaining Offered Units. For purpose of this Section 7.02(d), a Major Unitholder's pro rata share shall be equal to a fraction, the numerator of which is the total number of Units held by such Major Unitholder and the denominator of which is the total number of Units held by all Major Unitholders.

(i)   If any Major Unitholder desires to purchase its pro rata share of the remaining Offered Units (each, a "**Participating Member**"), such Participating Member must, within the fifteen (15) day period (the "**Purchaser Refusal Period**") commencing on the expiration of the Company Refusal Period, give written notice (the "**Purchaser Notice**") to the Transferring Member, the other Major Unitholders and to the Company of such Participating Member's election to purchase its share of the remaining Offered Units. In the event that any Major Unitholder elects not to purchase such Major Unitholder's entire share of the remaining Offered Units, such Major Unitholder shall, prior to the expiration of the Purchaser Refusal Period, give written notice (the "**Purchaser Expiration Notice**") to the Transferring Member, the other Major Unitholders and to the Company that the Major Unitholder is waiving such Major Unitholder's right to purchase all or a portion of its share of the remaining Offered Units (the "**Waived Units**") under this Section 7.02(d). In the event any Major Unitholder elects not to purchase its full share of the remaining Offered Units, each other fully-participating Participating Member shall have the opportunity to purchase its pro rata share of the Waived Units. For purposes of this Section 7.02(d)(i), a fully-participating Participating Member's pro rata share shall be equal to a fraction, the numerator of which is the total number of Units held by such fully-participating Participating Member and the denominator of which is the total number of Units held by all fully-participating Participating Members. A failure by a Major Unitholder to exercise such Major Unitholder's Right of First Refusal within the Purchaser Refusal Period, or to deliver a Purchaser's Expiration Notice, shall be deemed a waiver of such Right of First Refusal.

(e)   Purchase Price. The purchase price for the Offered Units to be purchased by the Company or the Participating Members exercising any Right of First Refusal under this Agreement will be the Offered Price, but will be payable as set forth in Section 7.02(f). If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration will be determined by the Board in good faith, which determination will be binding upon the Company and the Members absent fraud or error.

(f)   Payment. Payment of the purchase price for the Offered Units purchased by the Company or a Participating Member exercising the Right of First Refusal will be made by the thirtieth (30th) day after the expiration of the Purchaser Refusal Period. Payment of the purchase price will be made by the exercising Company or Participating Member by check or wire transfer of immediately available funds to the Transferring Member.

(g)   Rights as a Member. If the Company or Participating Members exercise their respective Rights of First Refusal to purchase the Offered Units, then, upon consummation of such purchase, the Transferring Member will have no further rights as a holder of the Offered Units, except the right to receive payment for the Offered Units from the Company or the Participating Members, as applicable, in accordance with the terms of this Agreement.

(h)   Transferring Member's Right to Transfer. If the Company or the Major Unitholders have not elected to purchase all of the Offered Units, then the Transferring Member may, subject to the Major Unitholder's Co-Sale Right, described in Section 7.03, Transfer that portion of the remaining Offered Units permitted to be Transferred by the Transferring Member to the Proposed Transferee at the Offered Price or at a higher price, provided that such Transfer (i) is consummated within sixty (60) days after the expiration of the Purchaser Refusal Period and (ii) is in accordance with all of the terms of this Agreement. Any proposed Transfer on terms and conditions more favorable than those described in the Notice of Transfer, as well as Offered Units not sold within such sixty (60) day period shall again be subject to this Agreement and shall require full compliance by the Transferring Member with the procedures in this Agreement.

(i)   In the event of a Transfer in compliance with this Article VII, the transferee shall (i) become a substituted Member and shall succeed proportionately to the Capital Account of its transferor (and its transferor shall be relieved of further obligations under this Agreement) and (ii) succeed to all the

033578.0001-3193153v10

rights and be subject to all the obligations of the Member for which it was substituted, in both cases, only upon compliance with the following additional conditions:

> (A)   the Proposed Transferee shall have executed an Instrument of Adherence to this Agreement, and shall have executed such other instruments as the Board may reasonably deem necessary or desirable to admit such transferee as a substituted Member and to evidence such substituted Member's agreement to be bound by and to comply with the terms and provisions hereof; and

> (B)   the transferor shall have paid or caused to have been paid to the Company all of the Company's reasonable expenses connected with such Transfer and substitution (including, but not limited to, the reasonable legal and accounting expenses incurred by the Company).

Section 7.03 <u>Right of Co-Sale</u>.

(a)   To the extent that there remain any Offered Units, in connection with the Transferring Member's right to sell such Units pursuant to <u>Section 7.02(h)</u> (other than in the event of a Company Sale under <u>Section 7.04</u>), the Major Unitholders shall have the right to elect to sell the pro rata share of their Units along with the Transferring Member on the same terms and conditions (the "**Right of Co-Sale**"); *however*, to the extent the aggregate number of Units that the Major Unitholders desire to sell (as evidenced in written notices delivered to the Transferring Member) exceeds the number of Units the transferee is willing to acquire, the number of Units that the Transferring Member and the Major Unitholders can sell will be proportionately reduced to the number that, in total, represents the number of Units the transferee is willing to acquire. In order to exercise its rights hereunder, the Major Unitholders must provide written notice to the Transferring Member, with a copy to the Company, within ten (10) days after expiration of the Purchaser Refusal Period (the "**Co-Sale Period**").

(b)   Subject to compliance with applicable state and federal securities laws, the sale of the Units by the Transferring Member and the Major Unitholders exercising their Rights of Co-Sale shall occur by the later of (i) the period described in <u>Section 7.02(h)</u> for the sale; and (ii) ten days after expiration of the Co-Sale Period (the "**Co-Sale Closing**"). If any Major Unitholders exercised the Right of Co-Sale in accordance with this <u>Section 7.03</u>, then such Major Unitholders shall deliver to the Transferring Member at or before the Co-Sale Closing, one or more certificates, if any, properly endorsed for Transfer, representing the number of Class A Units to which the Major Unitholder is entitled to sell pursuant to this <u>Section 7.03</u>. At the Co-Sale Closing, the Transferring Member shall cause such certificates or other instruments to be Transferred and delivered to the transferee pursuant to the terms and conditions specified in the Notice of Transfer, and the Transferring Member will remit, or will cause to be remitted, to each Major Unitholder, that portion of the proceeds of the Transfer to which such Major Unitholder is entitled hereunder.

(c)   The right of Co-Sale granted pursuant to this <u>Section 7.03</u> shall terminate and be of no further force and effect immediately following a Sale of the Company, *provided that* such Sale of the Company consists of a sale of (A) all of the Units (including a sale of all of the Units by a merger or consolidation of the Company that constitutes a Sale of the Company) or (B) all or substantially all of the assets of the Company on a consolidated basis.

Section 7.04 <u>Drag Along Right</u>.

(a)   If the Board approves a transaction that will result in a Sale of the Company, then the Company and each of the Members agree to do each of the following:

(i)   cooperate in good faith to cause and effectuate the Sale of the Company;

(ii)   execute and deliver (or cause to be executed and delivered) (1) any purchase agreement or other documentation requested by the Board, including by (x) joining with the other Members (based on the amount by which each Member's share of the aggregate proceeds paid with respect to its Units would have been reduced had the aggregate proceeds available for distribution to such Members been reduced by the amount of such obligation) in respect of any purchase price adjustment, escrow, holdback, earn-out or indemnification obligations (other than any such obligations that relate solely to a particular Member) and (y) making, and being solely liable for, individual representations and warranties relating to such Member's ownership and authority to sell, free of liens, claims and encumbrances, such Member's Units proposed to be sold by such Member, and (2) all of such Member's Units, together with one or more duly completed and executed stock powers, letters of transmittal or other applicable instruments of transfer;

(iii)   consent to and raise no objections against such Sale of the Company;

(iv)   without limiting the generality of the foregoing, waive any dissenters' rights, appraisal rights or similar rights arising in connection with such Sale of the Company;

(v)   sell or exchange all Units of the Company then held by such Member at the price and pursuant to the terms and conditions of such Sale of the Company approved by the Board; and

(vi)   bear its pro-rata share (based upon the aggregate consideration received in such Change of Control Transaction) of the costs of any such Sale of the Company to the extent such costs are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party; provided, costs incurred by Members on their own behalf shall not be considered costs of the transaction hereunder.

(b)   Power of Attorney. In order to secure the performance by each Member of such Member's obligations under this Section 7.04, each Member hereby appoints the Chief Executive Officer as such Member's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of such Member's Units in favor of a Sale of the Company and such other matters as provided for in this Section 7.04. The Chief Executive Officer may exercise the proxy and power of attorney granted to her or him hereunder by such Member at any time (and from time to time) if such Member fails to comply with its obligations under this Section 7.04. The proxy and power of attorney granted by such Member pursuant to this Section 7.04(b) are intended to secure an interest in property and, in addition, the obligations of each relevant Member under this Agreement, and shall be irrevocable and shall survive the death, incompetency, disability, bankruptcy or dissolution of such Member and any subsequent holder of such Member's Units. No Member shall grant any proxy or power of attorney or become party to any voting trust or other agreement (whether written or oral) that is inconsistent with, conflicts with or violates any provision of this Section 7.04(b). Each Member agrees not to revoke the proxy or power of attorney granted by such Member pursuant to this Section 7.04(b). Any attempted revocation by any Member of any proxy or power of attorney granted under this Agreement shall constitute a default by such Member hereunder and the Company shall be entitled to any right or remedy provided by law or equity in respect of such default, including the recovery from such Member of all costs and expenses (including attorney's fees) incurred by or on behalf of the Company as a result of such default, and the institution of an action for specific performance of such Member's obligations hereunder (it being understood that a remedy at law may be inadequate in respect of such default).

(c)   Notwithstanding the foregoing, a Member will not be required to comply with this unless:

(i)   the liability for indemnification, if any, of such Member in connection with the Sale of the Company and for the inaccuracy of any representations and warranties made by the Company in connection with such Sale of the Company, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any identical representations, warranties and covenants provided by all Members), and is *pro rata* in proportion to the amount of consideration paid to such Member in connection with such Sale of the Company (determined based on the respective proceeds payable to each Member in connection with such Sale of the Company in accordance with Section 8.02(b)(iii)); and

(ii)   liability shall be limited to such Member's applicable *pro rata* share of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such Sale of the Company, except with respect to claims related to fraud by such Member, the liability for which need not be limited in amount.

Section 7.05 Instrument of Adherence.

No Member shall Transfer any Membership Interests to any Person who does not first execute an Instrument of Adherence. Any such transfer shall be void ab initio. In addition to the immediately preceding sentence, if any Transfer of Membership Interests is attempted contrary to the provisions of this Agreement, the Company and the non-transferring Members shall have the right to (i) purchase such Membership Interests from the Transferring Member or the Proposed Transferee; (ii) obtain a temporary and/or permanent injunction restraining such Transfer (no bond or other security shall be required in connection with such action); or (iii) refuse to recognize any purported transferee as a Member and may continue to treat the Transferring Member as a Member for all purposes, including, without limitation, for purposes of dividend and voting/consent rights, until all applicable provisions of this Agreement have been complied with. The remedies provided herein are cumulative and not exclusive of any other remedies provided by law.

Section 7.06 Buyout on Certain Events.

(a)   Option to Purchase. Upon the occurrence of any of the following specified events (collectively the "**Triggering Events**", and singularly a "**Triggering Event**"), the Company shall have the option in its sole discretion to purchase ("**Purchase Option**"), and upon the exercise of such Purchase Option by the Company, the Affected Member shall have the obligation to sell and Transfer, all (and not less than all) of the Membership Interests owned by such Affected Member (the "**Purchase Interest**") as hereinafter provided:

(i)   in the case a Member has assigned all or part of her or his Membership Interest to her or his spouse, and such Member and her or his spouse divorce;

(ii)   in the case of a Member or an Assignee who is an individual owner, (A) the death of such Member or Assignee, (B) the termination of such Member's or Assignee's employment or other service-provider relationship with the Company or its subsidiaries (unless otherwise provided in an employee agreement or profits units grant agreement), or (C) the Bankruptcy of such Member or Assignee;

(iii)   in the case of a Member or an Assignee who is a corporation, limited partnership, general partnership, limited liability company, or other entity, the death of the owner of 50% or more of the voting interests in such Member or Assignee or the Bankruptcy of such Member or Assignee; or

(iv)   in the case a court of competent jurisdiction orders a Member or Assignee to transfer all or any part of such Person's Membership Interest in the Company to any one or more third parties who is not a Member of the Company.

(b)   Notice, Option Period, and Exercise. For a period of one hundred eighty (180) days after the first to occur of (i) the Board's discovery of the occurrence of a Triggering Event, or (ii) receipt by the Company from the Affected Member, or, upon the death or other termination of legal existence of such Affected Member, such Affected Member's personal representatives, heirs, successors, or assigns, of written notice of such Triggering Event (the "**Event Notice,**" and such 180-day period, the "**Option Period**"), the Company may exercise the Purchase Option, as determined by the Board in its sole discretion, to purchase the Purchase Interest from the Affected Member; otherwise such Purchase Option shall terminate. The Company may exercise its Purchase Option during the Option Period by providing written notice (the "**Exercise Notice**") to the Affected Member (or Affected Member's personal representatives, heirs, successors, or assigns, as appropriate) at such Affected Member's notice address prior to the expiration of the Option Period.

(c)   Purchase Price and Terms. Except to the extent otherwise set forth below with respect to Class C Units, the price to be paid for the Purchase Interest shall be the Buy-Out Value of such Purchase Interest. In any event of a purchase of a Purchase Interest under this Section 7.06, the purchase price shall be paid at the exclusive discretion of the Company either: (i) at closing, or (ii) one-fourth (1/4) at closing and the remainder in three (3) equal annual installments commencing one (1) year from the date of closing, with interest accrued on the outstanding principal balance to be paid with each such installment at a simple fixed rate equal to the "Prime Rate" as set forth in the Money Section of the Wall Street Journal on the date of closing, plus one percent (1%) (prepayment permitted without penalty). The deferred portion of the purchase price shall be evidenced by a non-negotiable promissory note from the Company and secured by a pledge of all the Purchase Interest purchased by such party. The note(s) and pledge(s) shall be in the form and substance approved by the Board in its sole discretion; *provided*, *however*, the note(s) shall provide that such note(s) may be pre-paid at any time without fee or penalty.

(d)   Closing. Within thirty (30) days after the final determination of the Buy-Out Value of the Purchase Interest, the seller of the Purchase Interest shall deliver documents to the Company sufficient to transfer the Purchase Interest to the Company against payment of the purchase price as set forth in Section 7.06(c) at the principal office of the Company. Such Purchase Interest must be delivered and transferred to the Company free from any and all liens, claims, and encumbrances. Upon the purchase of a Purchase Interest pursuant to this Section 7.06, the seller of such Purchase Interest shall no longer be a Member or an Assignee.

(e)   Effect of Occurrence of Triggering Event on Membership/Statement of Dissociation. Upon the occurrence of a Triggering Event, regardless of whether the Company exercises its Purchase Option, the Affected Member shall forever cease to be a Member of the Company and shall not have the power to exercise any of the rights of a Member of the Company, including the right to participate in the management and conduct of the Company's business (a "**Cessation of Membership**"). Upon such Cessation of Membership, such Affected Member shall be deemed to be an Assignee for all purposes hereunder.

(f)   Class C Units. Notwithstanding any other provision herein to the contrary, the Class C Units have been or may be issued pursuant to restricted equity award agreements, or similar agreements between the Company and the recipient of the Class C Units, that provide for limitations on the transferability of such Units and give the Company the right to repurchase, or cancel without payment therefor, such Class C Units in the event of the termination or reduction of the holder's employment or other service-provider relationship with the Company or its Affiliates for any reason, whether with or without cause, and including by reason of death or disability. Transfer limitations and terms of any such repurchase or cancellation option and the vesting schedule for the Class C Units issued thereunder may be as set forth in the individual restricted equity award agreements, as approved by the Board, as long as such terms do not provide for payment by the Company for any Class C Unit of any amounts in excess of the Fair Market Value of the Class C Unit.


ARTICLE VIII.
DISSOLUTION, LIQUIDATION AND TERMINATION


Section 8.01 <u>Events of Dissolution</u>.

The Company shall be dissolved, and its affairs shall be wound up upon the first to occur of the following:

(a)   the date that the Board votes to dissolve the Company;

(b)   the entry of a decree of judicial dissolution with respect to the Company under the Act.

Section 8.02 <u>Procedures Upon Dissolution</u>.

(a)   <u>Winding Up</u>. Upon the dissolution of the Company, the Company's business shall be liquidated in an orderly manner. The Board shall determine which Company property shall be distributed in-kind and which Company property shall be liquidated. The liquidation of Company property shall be carried out promptly after determining the Fair Market Value thereof.

(b)   <u>Payments and Distributions</u>. Company property or the proceeds therefrom, to the extent sufficient therefor, shall be applied and distributed in the following order of priority, with no distribution being made in any category set forth below until each preceding category has been satisfied in full (collectively, the "**Final Distribution**"):

(i)   To the payment and discharge of all of the Company's debts and liabilities, including any debts and liabilities owed to any Member, and to the expenses of liquidation;

(ii)   To the establishment of reserves (which reserves, to the extent no longer needed by the Company, shall be distributed in accordance with the order of priority set forth in subsection (iii) below); and

(iii)   To the Members as follows:

A.   First, to and among each of the Preferred Members that continue to hold Preferred Units on the Final Distribution date in proportion to and to the extent of their respective amounts of the excess, if any, of (x) such Preferred Member's aggregate Capital Contributions over (y) the sum of all distributions to such Preferred Member under <u>Section 4.02(a)(i)</u> and this <u>Section 8.02(b)(iii)(A)</u> for all prior Fiscal Periods;

B.   Second, to and among each of each of the Class A Members that continue to hold Class A Units on the Final Distribution date in proportion to and to the extent of their respective amounts of the excess, if any, of (x) such Class A Member's aggregate Capital Contributions over (y) the sum of all distributions to such Class A Member under <u>Section 4.02(a)(i)</u> and this <u>Section 8.02(b)(iii)(B)</u> for all prior Fiscal Periods; and

C. Thereafter, all remaining proceeds shall be distributed among the Class A Members and Class C Members (but not the Preferred Members unless they convert their Preferred Units to Class A Units) in accordance with their Percentage Interests with respect to Class A Units and Class C Units but after taking into account the next remaining provisions of this Section 8.02(b) regarding Class C Units.

Notwithstanding the foregoing provisions of this Section 8.02(b), no distribution shall be made in respect with respect to the Percentage Interest of a Class C Unit pursuant to Section 8.02(b)(iii) until such time as the aggregate amount of distributions made (or deemed made) by the Company under Section 4.02(a) (including by virtue of Section 4.04) and this Section 8.02(b)(iii) with respect to other Units since the date the Class C Unit was issued equals to the Threshold Value (as adjusted, where appropriate under the definition thereof, since the date of issuance) attributable to each such Class C Unit. Furthermore, the Board shall adjust the amount of distributions under this Section 8.02(b)(iii) with respect to Class C Units if and to the extent the Board determines, in its sole discretion after consultation with the Company's professional tax or accounting advisors, that such adjustments are necessary and appropriate so that (x) Class C Members do not participate in the value of the Company in respect of Class C Units granted to such Class C Members prior to the date such Class C Units were granted and (y) the Class C Units are treated as "profits interests" under U.S. federal income tax law.

(c) Immediately prior to the Final Distribution, the Capital Account balances of the Members shall be adjusted, taking into account all contributions, distributions, and allocable items for the Fiscal Year of the Final Distribution (and the prior Fiscal Years of the Company, provided the Company has not yet filed its U.S. federal income tax returns for such Fiscal Years or is entitled to amend its returns for any such Fiscal Years) to the fullest extent permitted by Section 704(b) of the Code such that the Capital Account of each Member immediately prior to the Final Distribution equals (to the fullest extent possible) the distribution to be received by such Member pursuant to the Final Distribution.

(d) Notwithstanding anything in the contrary in this Agreement, if after the Capital Account adjustments described in Section 8.02(c) hereof the Capital Accounts of the Members are not equal to their respective shares of the Final Distribution, the Company shall not make the Final Distribution and shall instead distribute the proceeds comprising the Final Distribution to the Members in accordance with their positive Capital Account balances (as adjusted per Section 8.02(c) hereof).

Section 8.03 Distribution In-Kind. If the Board determines that a portion of the Company property should be distributed in-kind to the Members, it shall obtain an independent third-party appraisal of the Fair Market Value of each Company property as of a date reasonably close to the date of liquidation. Any unrealized appreciation or depreciation with respect to any property to be distributed in-kind shall be allocated *pro rata* among the Members (assuming that such Company property was sold for the appraised value) and taken into consideration in determining the balance in the Members' Capital Accounts as of the date of the Final Distribution. Any distribution of property other than cash must be distributed *pro rata* among the Members in accordance with Section 8.02(b)(iii).

Section 8.04 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution, each Member shall look solely to the property of the Company for the return of such Member's Capital Contributions. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contributions of one or more Members, such Member or Members shall have no recourse against any other Member

Section 8.05 No Deficit Makeup Obligation.

033578.0001-3193153v10

Upon dissolution of the Company, no Member has any obligation to restore to the capital of the Company any deficit Capital Account balance.

Section 8.06 <u>Termination</u>.

Upon the dissolution and the completion of winding up of the Company, the Board shall file a certificate of cancellation with the Office of the Secretary of State of Delaware in accordance with the Act to accomplish the cancellation of the certificate of formation.


ARTICLE IX.
MEMBER COVENANTS

Section 9.01 <u>Member Covenants</u>.

Each Member, in its capacity as such, may have access to, and may be involved in the creation of plans for creation, acquisition or disposition of, products, publications and websites, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, customer lists, product development plans, rules and regulations, personnel information, trade secrets, Invention Ideas (as defined below) and other information of the Company, all of which are of vital importance to the success of the Company's business (collectively, "**Confidential Information**").

(a)   <u>Non-Disclosure of Confidential Information</u>.

(i)   Each Member, and, by her or his appointment as a Representative, each Representative, agrees that such Person will each use the Confidential Information solely in connection with the business of the Company or in connection with overseeing such Person's investment or the investment of the Person appointing the Representative to the Board in the Company and exercise of rights with respect to the Company pursuant to this Agreement and the Registration Rights Agreement, as applicable, and for no other purpose whatsoever, and that each will retain the Confidential Information in strict confidence and will not disclose it to others, except employees or consultants of the Company or such Member who are required by their duties to have knowledge thereof. "Confidential Information" does not include information that (i) was in the public domain at the time it was disclosed or has entered the public domain through no fault of the recipient or any party to whom the recipient has disclosed such Confidential Information; (ii) was known to the recipient, without restriction, at the time of disclosure, as demonstrated by files in existence at the time of disclosure; (iii) is rightfully communicated to the recipient by Persons not bound by confidentiality obligations with respect thereto; or (iv) is or has been independently developed or conceived by such recipient without use of the Confidential Information, provided that with respect to clause (iv), the burden of proving the foregoing is on such recipient. In addition, a recipient may disclose Confidential Information only to the extent that such information is required to be disclosed pursuant to the order or requirement of a court, administrative agency, or other governmental body with proper jurisdiction; *provided, however*, that such recipient will (unless prohibited by law) provide prompt notice of such court order or requirement to the Company to enable the Company, at its cost, to seek a protective order or otherwise prevent or restrict such disclosure through legal means. Notwithstanding the foregoing, a Member may disclose Confidential Information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Units from such Member; and (iii) to any existing or prospective Affiliate, partner, member, stockholder, or wholly-owned subsidiary of such Member in the ordinary course of business, provided that with respect to clauses (ii) and (iii), such Series A Member informs such Person that such information is confidential, directs such Person to maintain the confidentiality of such information and such Person agrees to be bound by, or is otherwise bound by obligations of confidentiality substantially similar to, the provisions of this <u>Section 9.01(a)(i)</u>.

033578.0001-3193153v10

(ii)   The Members acknowledge that their compliance with the covenants in this Section 9.01(a) is necessary to protect the goodwill and other proprietary interests of the Company and that a breach by a Member of these covenants will result in irreparable and continuing damage to the Company and the business of the Company for which there will be no adequate remedy at law. The Members thus agree that, in the event of any breach of the aforesaid covenants, the Company and its successors and assigns will be entitled to seek injunctive relief and to such other and further relief as may be proper.

(b)   Invention Ideas.

Each Member holding Class A Units (other than Class A Units issuable upon conversion of Preferred Units) and/or Class C Units (each, an "**Assigning Member**") may be responsible for or involved in the development of Invention Ideas. The term "**Invention Ideas**" means any and all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents, copyrights, and all improvements, rights, and claims related to the foregoing that are conceived, developed, or reduced to practice by such Assigning Member alone or with others that relate at the time of conception or reduction to practice of the Invention Idea to the Company's business, or actual or demonstrably anticipated research or development of the Company. Each Assigning Member agrees that all Invention Ideas shall be considered "work made for hire" (as such term is defined in 17 U.S.101) and shall be the sole and exclusive property of the Company and each Assigning Member hereby assigns to the Company, without further consideration, such Assigning Member's entire right, title, and interest (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Invention Idea, which shall be the sole property of the Company. Each Assigning Member will assist the Company (at its expense) in obtaining letters patent or other applicable registrations on such Invention Ideas and will execute all documents and do all other things (including testifying at the Company's expense), as may be reasonably required to obtain letters patent or other applicable registrations thereon.

Section 9.02 Other Agreements.

To the extent the subject matter of Section 9.01 is covered in other agreements to which the Member and Company are a party, including, but not limited to, non-compete agreements, non-disclosure agreements, employment agreements, consulting agreements and advisory board agreements, such other agreements shall control.

ARTICLE X.
MISCELLANEOUS

Section 10.01 Partial Invalidity.

In case any one or more of the covenants, agreements, or provisions hereof shall be invalid, illegal, or unenforceable in any respect, the validity of the remaining covenants, agreements, or provisions hereof shall be in no way affected, prejudiced, or disturbed thereby.

Section 10.02 Notices.

All notices, offers, demands, or requests provided for or permitted to be given pursuant to the Agreement must be in writing and shall be deemed to have been properly given and received (a) when personally delivered to the party entitled thereto; (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day; (c) if deposited with Federal Express or any other recognized overnight parcel carrier, upon actual receipt or refusal to accept delivery thereof; or (d) by depositing the same in the United States mail, first class mail postage prepaid, to the address set forth on the signature pages hereto, Exhibit A or otherwise designated in writing to the Company and the other Members. Whenever any notice is required to be given by law, the Certificate or the Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Any Member shall have the right to change its address for notice hereunder from time to time to such other address as may hereafter be furnished in writing by such Member to the other Members.

Section 10.03 Amendment.

This Agreement and/or the Certificate may be amended, terminated or waived only with the written consent of Members holding a majority of the outstanding voting Units, and any such amendment, termination or waiver shall be effective and binding on the Company and all Members. Notwithstanding the foregoing, any such amendment, termination or waiver that materially and adversely affects one Member of a class or series, or a class or series of Members, in a disproportionate manner to the adverse effect on other Members of the same class or series, or other classes or series of Members, as the case may be (other than as a result of their respective disproportionate ownership of Units), shall require the consent of such Member, or a majority of the outstanding Units of such class or series of Members, as applicable; provided, that an amendment that effects the authorization of additional Units that have rights, privileges and preferences senior to or pari passu with the rights, privileges and preferences of a Member of a class or series, or a class or series of Members, and the issuance and sale by the Company of such additional Units, shall be deemed not to adversely affect such Member, or class of Members if such amendment, termination or waiver affects all Members in substantially the same fashion (taking into account their respective disproportionate ownership of Units), including, without limitation, the addition of such senior or pari passu rights, privileges and preferences.

Section 10.04 Consents; Waivers.

No consent or waiver, express or implied, by the Company or any Member to or of any breach or default by any Member in the performance by such Member of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such Member hereunder. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare the other Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or the Member of the rights of the Company or such Member hereunder.

Section 10.05 Waiver of Partition

No Member shall, either directly or indirectly, take any action to require a partition or appraisement of the Company or of any of its assets or cause a receiver to be appointed for the Company or any of its assets or cause the sale of any Company property, and, notwithstanding any provisions of applicable law to the contrary, each Member (and the Member's legal representatives, successors, or assigns) hereby irrevocably waives and renounces, to the fullest extent permitted by law, any and all rights to maintain any action for partition or appraisement or to have a receiver appointed for the Company or any of its assets or to compel any sale or payment of fair value with respect to such Member's Interest or with respect to any assets of the Company.

Section 10.06 Binding Agreement

Subject to the restrictions on transfers and encumbrances set forth herein, the Agreement shall inure to the benefit of and be binding upon the undersigned parties and their respective permitted legal representatives, successors and assigns.

Section 10.07   Choice of Law.

This Agreement and all rights and liabilities of the Members hereunder shall be subject to and governed by the substantive laws (and not the choice of law rules) of the State of Delaware.

Section 10.08   Dispute Resolution.

The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Section 10.09   Multiple Counterparts.

This Agreement may be executed and acknowledged in multiple counterparts, each of which shall be an original, but all of which shall be and constitute one instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), or other commercially reasonable transmission method shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

Section 10.10   Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement supersedes any prior agreement or understanding among the parties, written or oral, and may not be modified or amended in any manner other than as set forth herein.

Section 10.11   Benefit of Members.

Except as specifically otherwise provided in this Agreement, this Agreement is made exclusively for the benefit of the Members and no other party shall be entitled to any right, remedy or claim by reason of any provision of this Agreement.

Section 10.12   Legal Counsel.

This Agreement was prepared by Wyrick Robbins Yates & Ponton LLP ("**Wyrick**"), which is counsel for the Company. Each Member acknowledges that Wyrick was counsel solely to the Company, and not to any Member, and that each Member had the opportunity to consult his, her, or its own counsel prior to signing this Agreement and the other agreements contemplated hereby. Each Member acknowledges and agrees that Wyrick, representing the Company, does not represent and will not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Members, in any respect.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Third Amended and Restated Limited Liability Company Agreement of Rialto Trading Holdings LLC as of the date first above written, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

COMPANY:

RIALTO TRADING HOLDINGS LLC

By: _Shari Noonan_____
Name: Shari Noonan
Title: Chief Executive Officer

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Third Amended and Restated Limited Liability Company Agreement of Rialto Trading Holdings LLC as of the date first above written, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

MEMBERS:

Shari Noonan

Shari Noonan

For purposes of acknowledging and agreeing to the terms and conditions of this Agreement, and not as a Member:

Robert Noonan
Robert Noonan (Apr 19, 2022 09:36 EDT)

Robert Noonan , Spouse

Robert Noonan
Robert Noonan (Apr 19, 2022 09:36 EDT)

Robert Noonan

For purposes of acknowledging and agreeing to the terms and conditions of this Agreement, and not as a Member:

Robert Noonan
Robert Noonan (Apr 19, 2022 09:36 EDT)

Robert Noonan , Spouse

EXHIBIT A

MEMBERSHIP[1]

As of April ___, 2022

Members Name/Address	Capital Contributions	Class A Units	Class B Units	Class C Units	Series A Preferred Units	Series A-1 Preferred Units	Series A-2 Preferred Units
Shari Noonan		525,600	100	44,617		155,494	
Joel Steinmetz				187,360			
Sarah Biller				2,629			
Jose Marques				2,629			
Greg Tusar				2,629			
Tom Clarke				2,629			

---

[1] To be updated.

Members Name/Address	Capital Contributions	Class A Units	Class B Units	Class C Units	Series A Preferred Units	Series A-1 Preferred Units	Series A-2 Preferred Units
Chuck Senatore				2,629			
Ryan Simmons				50,746			
Lee Saba				48,751			
Jim Caboy				36,777			
Greg Sullivan				21,382			
Shawn Dunphy				3,564			
Robert Noonan				17,818			
Bittrex		209,643		55,776			

033578.0001-3193153v10

Members Name/Address	Capital Contributions	Class A Units	Class B Units	Class C Units	Series A Preferred Units	Series A-1 Preferred Units	Series A-2 Preferred Units
Shari and Robert Noonan		24,392					
Jayne Donahue Trust		46,881		153,096			
Pam Feddeler		9,376					
Brian Till		9,262				2,811	
KBB Capital/Kristan Barnnett		24,675					
Pat and John Cummings		9,360					
Excell		18,615					
Susan and Barry Thors		4,653					

Members Name/Address	Capital Contributions	Class A Units	Class B Units	Class C Units	Series A Preferred Units	Series A-1 Preferred Units	Series A-2 Preferred Units
Marquette Endowment					16,867		
Pam Finelli					7,028		
Ken Till					1,757		
Alto, Custodian, f/b/o Tyler Thors Traditional IRA					23,052		
Alto, Custodian, f/b/o Timothy Sullivan Traditional IRA					23,052		
[A-2 Investors to be added]							[546,466]
TOTAL:		882,457	100	742,633	74,567	155,494	[546,466]

033578.0001-3193153v10

EXHIBIT B

REPRESENTATIVES

By attaching her or his signature hereto, each undersigned Person does hereby consent and agree to serve as a Representative of Rialto Trading Holdings LLC, pursuant to the Third Amended and Restated Limited Liability Company Agreement of Rialto Trading Holdings LLC, as such agreement may be hereafter amended, until such time as the undersigned's death, removal, resignation, or successor(s) have been duly elected and qualified to serve.

This consent shall be effective as of the __14__ day of April 2022.

_Shari Noonan_____
Shari Noonan

_joel steinmetz (Apr 19, 2022 09:43 EDT)_____
Joel Steinmetz

_Robert Noonan_____
Robert Noonan (Apr 19, 2022 09:36 EDT)
Robert Noonan

_Max Hooper (Apr 19, 2022 12:31 EDT)_____
Max Hooper

_Sarah Biller (Apr 20, 2022 06:23 EDT)_____
Sarah Biller

EXHIBIT C

TAX DEFINITIONS, CAPITAL ACCOUNTS
AND SPECIAL ALLOCATIONS

Unless otherwise defined, other terms with initial capital letters used in this Exhibit C have the same meaning as ascribed to them in the main text of the Third Amended and Restated Limited Liability Company Agreement of the Company, as such agreement may be further amended or restated from time to time in accordance with the provisions thereof (the "**Agreement**"). This Exhibit C will be treated for all purposes as being fully a part of, and incorporated within, the Agreement, as if the provisions of this Exhibit C were set forth in the main text of the Agreement.

1. **Tax Definitions**. The following defined terms used in this Exhibit C have the meanings specified below.

"**Adjusted Capital Account Deficit**" means the deficit balance (if any) in a Member's Capital Account as of the end of any taxable year of the Company, after such Capital Account balance has been adjusted as follows:

(a) increased by any amount that such Member is obligated to restore pursuant to this Agreement or is deemed obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), and

(b) decreased by any adjustments, allocations or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Company Minimum Gain**" has the meaning set forth for "partnership minimum gain" in Regulations Sections 1.704-2(d) and 1.704-2(g).

"**Contributed Assets**" has the meaning set forth in Section 4(a) below.

"**Depreciation**" means, for each taxable year of the Company or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such taxable year or other period for federal income tax purposes; provided, however, that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such taxable year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction with respect to such asset for such taxable year or other period bears to such beginning adjusted tax basis; and provided further, that if the adjusted basis for federal income tax purposes of the asset at the beginning of such taxable year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method in accordance with the principles of Regulations Section 1.704-1(b) and selected by the Board.

"**Gross Asset Value**" means, with respect to any asset of the Company, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) the initial Gross Asset Value of any asset contributed by a Member to the Company subsequent to the date hereof shall be the Fair Market Value of such asset, as determined by the Board;

(b) the Gross Asset Value of all Company assets shall be adjusted to equal their respective Fair Market Values (taking Section 7701(g) of the Code into account) as determined by the Board as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution or in connection with the performance of services; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company; (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(ii)(g); or (iv) the forfeiture by a defaulting Member of its interest in the Company if and as required by the Regulations; provided, however, that any adjustment pursuant to clauses (i), (ii), or (iv) above shall be made only if the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c)   the Gross Asset Value of any Company asset distributed to any Member shall be the Fair Market Value (taking Section 7701(g) of the Code into account) of such asset on the date of distribution as determined by the Board;

(d)   the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such Company assets pursuant to Section 732(d), Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Sections 1.704-l(b)(2)(iv)(m) and 1.704-1(b)(2)(iv)(f); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent that the Board determines that an adjustment pursuant to subsection (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d); and

(e)   if the Gross Asset Value of any Company asset has been determined or adjusted pursuant to subsection (a), (b), (c) or (d) of this definition, such Gross Asset Value shall thereafter be adjusted by the Depreciation that would be taken into account with respect to such asset for purposes of computing gains or losses from the disposition of such asset.

"**Member Nonrecourse Debt**" has the same meaning as the term "partner nonrecourse debt" as set forth in Regulations Section 1.704-2(b)(4).

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with the provisions of Regulations Section 1.704-2(i)(3) relating to "member nonrecourse debt minimum gain".

"**Member Nonrecourse Deductions**" has the same meaning as the term "partner nonrecourse deductions" as set forth in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"**Nonrecourse Deductions**" has the meaning set forth in Regulations Section 1.704-2(b)(1).

"**Nonrecourse Liability**" has the meaning set forth in Regulations Section 1.704-2(b)(3).

"**Profits**" and "**Losses**" shall mean, for each taxable year of the Company or other period, an amount equal to the Company's taxable income or loss, as the case may be, for such taxable year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss and deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a)   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss;

(b)   any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to Regulations Section 1.704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss; for purposes of this Agreement, any deduction for a loss on a sale or exchange of Company property that is disallowed to the Company under Section 267(a)(1) or Section 707(b) of the Code shall be treated as a Section 705(a)(2)(B) of the Code expenditure.

(c)   in the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) or (c) of the definition thereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d)   gain or loss resulting from the disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e)   in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such taxable year of the Company or other period, computed in accordance with the definition thereof;

(f)   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code is required, pursuant to Regulations Section 1.704-l(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)   notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 3 below shall not be taken into account in computing Profits and Losses.

"Regulations" has the same meaning as set forth in the main text of this Agreement.

"Regulatory Allocations" has the meaning set forth in Section 3(i) below.

2.   **Capital Accounts**.

(a)   The Company shall establish and maintain a Capital Account for each Member in accordance with Regulations Section 1.704-1(b)(iv). Except as provided in this Section 2, the Capital Account of each Member shall be (i) increased by (A) the amount of cash and the Gross Asset Value of any property contributed to the Company by such Member (net of liabilities secured by the property or to which the property is subject that the Company is considered to assume or take subject to pursuant to Section 752 of the Code); and (B) Profits and any other items of income and gain allocated to such Member (including, without limitation, the amount of any deemed income or gain taking into account in determining Profits under clause (c) of the definition of "Profits" and "Losses" in Section 1 above upon the issuance of any Class C Units); (ii) decreased by (A) the amount of cash and the Gross Asset Value of any property distributed to such Member (net of liabilities secured by the property or to which the property is subject that such Member is considered to assume or take subject to pursuant to Section 752 of the Code) and (B) the Losses and any other items of deduction and loss allocated to such Member; and (iii) otherwise maintained in accordance with Regulations Section 1.704-1(b)(2)(iv) in order for the allocation of Profits and Losses to have "substantial economic effect" in accordance with Regulations Section 1.704-1(b)(2).

(b)   For purposes of this <u>Section 2,</u> (i) an assumption of a Member's unsecured liability by the Company shall be treated as a distribution of money to that Member and (ii) an assumption of the Company's unsecured liability by a Member shall be treated as a cash contribution to the Company by that Member.

(c)   If Company property is reflected on the books of the Company at a book value that differs from the adjusted tax basis of such property, the Members' Capital Accounts shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of Depreciation, with respect to such property.

(d)   Upon any transfer of all or part of an interest in the Company, as permitted by this Agreement, the Capital Account (or portion thereof) of the transferor that is attributable to the transferred interest (or portion thereof) shall carry over to the transferee.

(e)   The foregoing provisions of this <u>Section 2</u> and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1 and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations and any amendment or successor provision thereto. The Board shall cause appropriate modifications to be made if unanticipated events might otherwise cause this Agreement not to comply with such Regulations, so long as such modifications do not cause a material change in the relative economic benefit of the Members under this Agreement

3.   **Special Tax Allocations**. The following special allocations shall be made in the following order:

(a)   **Minimum Gain Chargeback**. Subject to the exceptions set forth in Regulations Section 1.704-2(f), if there is a net decrease in Company Minimum Gain during a taxable year of the Company, each Member shall be specially allocated items of income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain during such taxable year (which share of such net decrease shall be determined under Regulations Section 1.704-2(g)(2)). It is intended that this <u>Section 3(a)</u> shall constitute a "minimum gain chargeback" as provided by Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   **Member Nonrecourse Debt Minimum Gain Chargeback**. Subject to the exceptions contained in Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during a taxable year of the Company, any Member with a share of such Member Nonrecourse Debt Minimum Gain (determined in accordance with Regulations Section 1.704-2(i)(5)) as of the beginning of such taxable year shall be specially allocated items of income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain (which share of such net decrease shall be determined under Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)). It is intended that this <u>Section 3(b)</u> shall constitute a "member nonrecourse debt minimum gain chargeback" as provided by Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   **Qualified Income Offset**. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Sections 1.704-l(b)(2)(ii)(d)(4), 1.704-

l(b)(2)(ii)(d)(5), or 1.704-l(b)(2)(ii)(d)(6) (modified as appropriate, by Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5)), items of Company income and gain for such taxable year shall be specially allocated to the Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any Adjusted Capital Account Deficit of the Member as quickly as possible, provided that an allocation pursuant to this Section 3(c) shall be made if and only to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations have been tentatively made as if this Section 3(c) were not in this Exhibit C.

(d)   **Gross Income Allocations**. To the extent required by the Regulations, in the event a Member has a deficit balance in its Capital Account at the end of any taxable year of the Company in excess of the sum of (A) the amount such Member is required to restore pursuant to the provisions of this Agreement, if any, and (B) the amount such Member is deemed obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 3(d) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations have been tentatively made as if Section 3(c) above and this Section 3(d) were not in this Exhibit C.

(e)   **Nonrecourse Deductions**. Any Nonrecourse Deductions shall be allocated to the Members in the same manner as Losses are allocated pursuant to Section 4.01 of this Agreement, unless and except to the extent that the Board, upon consultation with the Company's professional tax advisors, determines that another manner is required under Code Section 704 and the Regulations thereunder.

(f)   **Member Nonrecourse Deductions**. Any Member Nonrecourse Deductions shall be allocated to the Member that bears the economic risk of loss for the Member Nonrecourse Debt to which such deductions relate as provided in Regulations Section 1.704-2(i)(1). If more than one Member bears the economic risk of loss, such deduction shall be allocated between or among such Members in accordance with the ratios in which such Members share such economic risk of loss.

(g)   **Forfeiture Allocations**. Notwithstanding anything to the contrary in this Agreement, upon a forfeiture by any holder of any Units that are substantially nonvested and with respect to which any items of Company income, gain, deduction, loss, or credit have been allocated for any period before or including the date of disposition, then gross items of income, gain, loss or deduction shall be specially allocated to such holder if and to the extent required by final Regulations provisions promulgated after the Effective Date to ensure that allocations made with respect to all such nonvested Units are respected under Code Section 704 and Regulations promulgated thereunder. The terms "forfeiture" and "substantially nonvested" for this purpose have the meaning given to such terms under Code Section 83 or any final Regulations issued pursuant to Code Section 704. This paragraph is intended to authorize and provide for "forfeiture allocations" as may be required in accordance with final Regulations to be promulgated under Code Section 704 after the Effective Date; provided, however, that this Section 3(g) shall apply only with respect to any Units to which the forfeiture allocations provisions of any such final Regulations may be applicable.

(h)   **Certain Section 754 Adjustments**. To the extent any adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases such basis) and an item of loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company as determined under Regulations Section 1.704-1(b)(3) in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1.704-l(b)(2)(iv)(m)(4) applies.

(i)   **Limit on Loss Allocations**. Notwithstanding the provisions of <u>Section 4.01</u> of this Agreement or any other provision of this Agreement to the contrary, Losses (or items thereof) shall not be allocated to a Member if such allocation would cause or increase a Member's Adjusted Capital Account Deficit and shall be reallocated to the other Members in proportion to their Membership Interests' shares of the relative Capital Contributions made to the Company, subject to the limitations of this <u>Section 3(i)</u>.

(j)   **Special Allocation of Items Resulting from Company Audits**. The Board may cause the Company to make special allocations of income, gain, loss, or deduction in order to correct for distortions arising from any LLC Tax Costs (as described in <u>Section 6.05</u> of the Agreement) incurred by the Company from adjustments or assessments paid or incurred by the Company under the Partnership Audit Rules or similar state, local, or other tax laws. Allocations made under this <u>Section 3(j)</u> must preserve, to the greatest extent permitted by law, the after-tax economic arrangement of the Members as set forth in <u>Section 4.02</u> of the Agreement.

(k)   **Curative Allocations**. The allocations under <u>Sections 3(a) through (i)</u> above (such allocations, the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Members and the Company that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss or deduction pursuant to this Agreement. Therefore, notwithstanding any other provision of this Agreement to the contrary (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of income, gain, loss or deduction in whatever manner the Board determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all items were allocated pursuant to <u>Section 4.01</u> of the Agreement. In exercising its authority for purposes of this <u>Section 3(k)</u>, the Board shall take into account future Regulatory Allocations under <u>Sections 3(a) through (i)</u> that, although not yet made, are likely to be made and offset other Regulatory Allocations previously made.

4.   Tax Allocations: Code Section 704(c).

(a)   For federal, state and local income tax purposes only, with respect to any assets contributed as a Capital Contribution by a Member to the Company ("**Contributed Assets**") which have an initial Gross Asset Value on the date of their contribution which differs from the Company's initial adjusted basis therefore as of the date of contribution, the allocation of Depreciation and gain or loss with respect to such Contributed Assets shall be determined in accordance with the provisions of Section 704(c) of the Code and the Regulations promulgated thereunder using a method described under Regulations Section 1.704-3 as determined by the Board. For purposes of this Agreement, an asset shall be deemed a Contributed Asset if it has a basis determined, in whole or in part, by reference to the basis of a Contributed Asset (including an asset previously deemed to be a Contributed Asset pursuant to this sentence).

(b)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) of the definition thereof, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704(c) of the Code and Regulations Section 1.704-3.

(c)   Allocations pursuant to this <u>Section 4</u> are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

5.   **Allocations in the Event of Transfer.** If all or any portion of any Company Membership Interests are transferred to a substitute Member during any taxable year of the Company, Profits, Losses, each item thereof and all other items attributable to such Company interests for such period shall be divided and allocated between the transferor and transferee by applying an interim closing of the Company's books method. The Partnership Representative may revise, alter, or otherwise modify, without the consent of the other Members, the method of allocation as necessary to comply with Code Section 706 and Regulations or rulings promulgated thereunder.

EXHIBIT D

Instrument of Adherence

The undersigned, _____, in order to become the owner or holder of _____ [Class A Units] [Class C Units], [Series A Preferred Units], [Series A-1 Preferred Units] [Series A-2 Preferred Units] of Rialto Trading Holdings LLC, a Delaware limited liability company (the "**Company**"), hereby agrees to become a party to that certain Limited Liability Company Agreement of the Company (as amended, the "**Agreement**"), by and among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a [Class A Member] [Class C Member] [Preferred Member] (as defined in the Agreement) under the terms of the Agreement. This Instrument of Adherence shall take effect and shall become a part of said Agreement immediately upon execution by the undersigned hereto and delivery of notice to the Company relating hereto.

EXECUTED as a contract under seal as of the date set forth below:

Signature:_____

Name:_____

By:_____

Address:_____

_____

_____

Email:_____

Date:_____

Rialto - Third A&R LLC Agreement (Series A-2)

Final Audit Report   2022-04-20

Created:	2022-04-19
By:	Shari Noonan (shari@rialtomarkets.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAdpCRlhab4ZMl3dArqgOSRNIPZyNZr73K

"Rialto - Third A&R LLC Agreement (Series A-2)" History

📄 Document created by Shari Noonan (shari@rialtomarkets.com)
2022-04-19 - 9:39:51 AM GMT

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🖋️ Document e-signed by Max Hooper (max@gbv.fund)
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Agreement completed.
2022-04-20 - 10:23:03 AM GMT